These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F         X       Form 40-F     ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No        _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : May 17, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director

Consolidated Financial Statements (Unaudited)

For

Three Months Ended March 31 , 200 3 and 2004

PT INDONESIAN SATELLITE CORPORATION Tbk

[FORMERLY PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF  MARCH 31, 2003 AND 2004

Table of Contents

Page

Consolidated Balance Sheets.………………………………………………………………………….

1 - 4

Consolidated Statements of Income……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity….…………………………………..

7 - 8

Consolidated Statements of Cash Flows.……………………………………………………………..

9 - 1 0

Notes to Consolidated Financial Statements.…………………………………………………………

1 1 - 1 02

***************************

PT I

These consolidated financial statements are originally issued in Indonesian language.

NDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

200 4

Notes

2003

2004

(Note 3

)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d, 4 , 2 8

2, 636,101

4,402,547

512,698

Short-term investments - net of

allowance of Rp 25,395 in

2004

2e

67,997

88,008

10,249

Accounts receivable

Trade

2f, 1 6

Related parties

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp 90,431 in 200 3

and Rp 95,194 i n 200 4

5 , 2 8

3 52,491

354,087

41,235

Others - net of allowance

for doubtful accounts of

Rp 55,479 in 200 3

and Rp 59,351 in 200 4

2 8

272,999

275,239

32,053

Third parties - net of allowance

for doubtful accounts of

Rp   254,374 in 200 3

and Rp 377,121 in 200 4

6

6 63,260

898,800

104,670

Others - net of allowance

  for doubtful accounts of

  Rp 17,773 in 2003 and 2004

28f

95,234

15,063

1,754

Derivative receivable

            2v, 29b

-

14,511

1,690

Inventories

2g

100,439

121,700

14,173

Advances

119,151

201,284

23,441

Prepaid taxes

7, 14

460,261

1,587,768

184,904

Prepaid expenses

2h, 2q, 28

146,029

162,828

18,962

Other current assets

2d , 28

20,936

27,617

3,216

Total Current Assets

4,934,898

8,149,452

949,045

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

2004

Notes

2003

2004

(Note 3

)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp 77,905 in 200 3

and Rp 77,666 in 200 4

2f

1 45,202

69,941

8,145

Deferred tax assets - net

2s, 1 4

1 50,814

54,489

6,346

Investments in associated

companies - net of allowance

for decline in value of Rp 90,781

in 200 3 and Rp 83,490 in 200 4

2i, 8

1 87,225

33,151

3,861

Other long-term investments - net of

allowance for decline in value of

Rp 252,943 in 200 3 and

Rp 247,816 in 200 4

2i, 9

273,6 69

102,157

11,897

Property and equipment

2j, 2k, 2p,

1 0 , 1 6

Carrying value

1 8,863,589

22,825,066

2,658,095

Accumulated depreciation

( 6,435,288

)

(8,334,904

)

(970,642

)

Impairment in value

(131,209

)

(99,621

)

(11,601

)

Net

1 2,297,092

14,390,541

1,675,852

Goodwill and other

intangible assets - net

1d, 2c, 2l,

1 1

3, 472,728

3,261,849

379,859

Long-term receivables

2 8 f

1 45,427

119,276

13,890

Long-term prepaid pension - net

of current portion

2q, 27, 2 8

286,240

236,344

27,523

Long-term advances

1 2

6 2,068

215,492

25,095

Others

2d, 2h, 1 6, 28

2 67,111

330,591

38,499

Total Non-current Assets

1 7,287,576

18,813,831

2,190,967

TOTAL ASSETS

22, 222,474

26,963,283

3,140,012

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

2004

Notes

2003

2004

(Note 3

)

Rp

Rp

US$

LIABILITIES AND STOCKHOLDERS’

EQUITY

CURRENT LIABILITIES

Short-term loans

1 6 , 2 8

-

16,690

1,944

Accounts payable - trade

Related parties

2 8

7,949

16,528

1,925

Third parties

82,512

183,607

21,382

Procurement payable

1 3

9 50,606

1,810,503

210,842

Taxes payable

1 4

193,856

610,777

71,128

Accrued expenses

1 5 , 2 3

416,261

887,182

103,317

Derivative payable

2v, 29a, 29c

-

15,243

1,775

Unearned income

2o

5 59,609

478,339

55,705

Deposits from customers

8,438

62,998

7,336

Current maturities of long-term

debts

2m, 2u, 1 6 , 3 2

Related part y

2 8

Government of the Republic

of Indonesia

2,505

-

-

Others

-

84,095

9,793

Third parties

6 19,914

112,125

13,058

Other current liabilities

310,163

35,897

4,180

Total Current Liabilities

3,1 51,813

4,313,984

502,385

NON-CURRENT LIABILITIES

Due to related parties

61,104

2,425

282

Deferred tax liabilities - net

2s, 1 4

5 56,112

201,624

23,480

Long-term debts - net of current

maturities

2m, 2u, 1 6 , 3 2

Related parties

2 8

2,001,232

924,321

107,642

Third parties

1,6 01,742

926,550

107,901

Bonds payable

2m, 2u, 1 7

3,9 51,903

7,307,236

850,966

Other non-current liabilities

94,460

220,943

25,730

Total Non-current Liabilities

8, 266,553

9,583,099

1,116,001

MINORITY INTEREST

2b

1 46,763

156,349

18,208

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 200 3 and 200 4

 (Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

2004

Notes

2003

2004

(Note 3

)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp 100 par value

per A share and B share

Authorized - 1 A  share and

19,999,999,999 B shares

Issued and fully paid - 1 A  share

and 5,177,499,999 B shares

18

517,750

517,750

60,295

Premium on capital stock

673,075

673,075

78,383

Difference in value from restructuring

transactions of entities under

common control

2c

4,467,740

4,640,324

540,389

Difference in transactions of equity

changes in associated

companies/subsidiaries

2i

284, 470

403,812

47,026

Stock options

2n, 19

-

39,696

4,623

Difference in foreign currency

translation

-

312

36

Unrealized comprehensive income

2v

-

(732

)

(85

)

Retained earnings

Appropriated

14,528

17,890

2,083

Unappropriated

4,6 99,782

6,617,724

770,668

Total Stockholders’ Equity

10,6 57,345

12,909,851

1,503,418

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

22, 222,474

26,963,283

3,140,012

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31, 200 3 and 200 4

 (Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

2004

Notes

2003

2004

(Note 3

)

Rp

Rp

US$

OPERATING REVENUES

2o, 28

Cellular

20, 33, 34, 35

1,053,236

1,721,591

200,488

International calls

21, 33, 34, 35

515,787

440,008

51,242

Multimedia, Data

Communication,

Internet (“MIDI”)

16, 17, 22

321,647

347,839

40,508

Other services

11,983

8,744

1,018

Total Operating Revenues

1,902,653

2,518,182

293,256

OPERATING EXPENSES

2o

Depreciation and amortization

2j, 10, 11

521,358

598,738

69,726

Personnel costs

2p, 2q, 19,

23

159,589

283,209

32,981

Compensation to

telecommunication carriers

and service providers

24, 34

172,109

145,409

16,934

Administration and general

25

98,258

135,287

15,755

Maintenance

2j, 2p

66,219

117,838

13,723

Marketing

53,910

90,287

10,514

Leased circuits

54,941

41,362

4,817

Other costs of services

26

234,666

325,350

37,889

Total Operating Expenses

1,361,050

1,737,480

202,339

OPERATING INCOME

541,603

780,702

90,917

OTHER INCOME (EXPENSES)

2o

Interest income

46,544

28,683

3,340

Gain on foreign exchange - net

2r, 6

16,487

7,202

839

Financing cost

2m, 2u,

16, 17

(225,080

)

(299,573)

(34,887

)

Amortization of  goodwill

2l, 11

(209,314

)

(56,587

)

(6,590

)

Others - net

25,268

328,165

38,217

Other Income (Expense) - Net

(346,095

)

7,890

919

EQUITY IN NET INCOME OF

ASSOCIATED COMPANIES

2i, 8

27,057

1,510

176

INCOME BEFORE INCOME TAX

222,565

790,102

92,012

INCOME TAX BENEFIT

(EXPENSE)

2s, 14

Current

(153,495

)

(16,355

)

(1,905

)

Deferred

(6,710

)

(210,025

)

(24,459

)

Income Tax Benefit (Expense) - Net

(160,205

)

(226,380

)

(26,364

)

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

 PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Three Months Ended March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

2004

Notes

2003

2004

(Note 3

)

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME

OF SUBSIDIARIES AND

PREACQUISITION INCOME

62,360

563,722

65,648

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(8,602

)

(7,309

)

(851

)

NET INCOME

30

53,758

556,413

64,797

BASIC EARNINGS PER SHARE

2w, 30

10.38

107.47

0.013

DILUTED EARNINGS PER SHARE

2w, 19,

30

10.38

107.20

0.012

BASIC EARNINGS PER ADS

(50 B shares per ADS)

2w, 30

519.15

5,373.38

0.626

DILUTED EARNINGS PER ADS

2w, 19,

30

519.15

5,359.86

0.624

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Three Months Ended March 31, 200 3 and 200 4

(Expressed in millions of rupiah)

Period Ended

March 31, 200 3

Difference in Value

Difference in

from Restructuring

Transactions

Capital Stock -

Transactions of

of Equity Changes

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Appropriated

Unappropriated

Net

Balance as of January 1, 200 3

517,750

673,075

4, 467,740

284 ,285

1 4,528

4, 646,024

10, 603,402

Increase in PT Satelit Palapa Indonesia’s difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars to rupiah - net of applicable income tax

2b

-

-

-

185

-

-

185

Net income for th ree months ended March 31, 2003

-

-

-

-

-

53,758

53,758

Balance as of March 31, 200 3

517,750

673,075

4, 467,740

284, 470

14,528

4,6 99,782

10,6 57,345

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Three Months Ended March 31, 200 3 and 200 4

(Expressed in millions of rupiah)

Period Ended March 31, 200 4

     Difference in Value

Difference in

     from Restructuring

Transactions

Difference

Capital Stock -

          Transactions of

      of Equity Changes

in Foreign

Unrealized

Retained Earnings

Issued and

Premium on            Entities under

             in Associated

   Stock           Currency

Comprehensive

Description

Notes

Fully Paid

Capital Stock       Common Control

Companies/Subsidiaries

Options        Translation

      Income

Appropriated

Unappropriated

Net

Balance as of January 1, 200 4

517,750

673,075

4,4 99,947

403,812

24,809

316

-

1 7,890

6,061,311

1 2,198,910

Gain on sale of investment in PT Pramindo Ikat Nusantara to

Telkom which was accounted for under

the pooling-of-interests method

2i,  9

-

-

140,377

-

-

-

 -

-

-

140,377

Proportionate three months’ compensation expense relating to

Employee Stock Option Program

2n, 19

-

-

-

-

14,887

                         -

-

-

-

14,887

Increase in difference in foreign currency translation arising from the translation of the financial statements of

Indosat Finance Company B.V. from European euro to

rupiah - net of applicable income tax

2b

-

-

-

-

-

(4)

-

-

-

(4)

Unrealized comprehensive income from derivative transactions

2v

-

-

-

-

           -

                        -

             (732)

-

-

(732)

Net income for th ree months ended March 31, 2004

-

-

-

-

-

-

-

-

556,413

556,413

Balance as of March 31, 200 4

517,750

673,075

4,640,324

403,812

39,696

31 2

(732)

17 ,890

6, 617,724

12,909,851

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars)

2004

Notes

2003

2004

(Note 3

)

                       Rp

Rp

US$

CASHFLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

1,770,747

1,702,627

198,280

Interest income

46,544

28,683

3,340

Other income - net

-

51,753

6,027

Cash paid for:

Employees and suppliers

(671,612

)

(270,469

)

(31,497

)

Financing cost

(190,121

)

(269,896

)

(31,431

)

Taxes

(208,512

)

(50,309

)

(5,859

)

Other operating expenses

-

(21,345

)

(2,486

)

Other expenses - net

(56,685

)

-

-

Net Cash Provided by Operating

Activities

690,361

1,171,044

136,374

CASHFLOWS FROM INVESTING

ACTIVITIES

Proceeds from sale of investment

9

         50,008

691,327

          80,509

Proceeds from sale of property

and equipment

-

17,530

2,041

Acquisition of property and equipment         10

(1,047,117

)

(897,066

)

(104,468

)

Additional short-term investment

(372

)

(23,950

)

(2,789

)

Net Cash Used in Investing

Activities

(997,481

)

(212,159

)

(24,707

)

CASHFLOWS FROM FINANCING

ACTIVITIES

Repayment of long-term debts

      (13,605

)

(1,064,462)

      (123,962)

Repayment of short-term loans

    (224,934

)

  (1,384)

             (162)

Proceeds from long-term debts

     350,000

           -

-

Net Cash Provided by (Used in)

Financing Activities

111,461

(1,065,846

)

(124,124

)

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Three Months Ended March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars)

2004

Notes

2003

2004

(Note 3

)

                       Rp

Rp

US$

NET INCREASE (DECREASE) IN

CASH AND CASH EQUIVALENTS

(195,659

)

(106,961

)

(12,457

)

CASH AND CASH EQUIVALENTS

AT BEGINNING OF PERIOD

2,831,760

4,509,508

525,155

CASH AND CASH EQUIVALENTS

AT END OF PERIOD

4

2,636,101

4,402,547

512,698

DETAIL OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks

608,381

405,448

47,216

Time deposits with original maturities

of three months or less

2,027,720

3,997,099

465,482

Cash and cash equivalents as stated

in the consolidated  balance sheets

2,636,101

4,402,547

512,698

The accompanying notes form an integral part of these consolidated financial statements.

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. Based on notarial deed No. 6 dated January 8, 2003 of Rini Yulianti , S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.), the name of the Company was changed from Perusahaan Perseroan (Persero) PT   Indonesian Satellite Corporation Tbk to become PT Indonesian Satellite Corporation Tbk. The Company’s articles of association has been amended from time to time. The latest amendment is covered by notarial deed No. 27 dated November 11, 2003 of Maria Theresia Suprapti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) concerning, among others, the change in the a uthority to determine the remuneration of the Board of Directors .

The latest amendment of the Company’s articles of association has been reported to and received by the Ministry of Justice and Human Rights of the Republic of Indonesia based on its letter
No. C-28061 HT.01.04.TH.2003 dated November 21, 2003.

On February 7, 2003, the Investment Coordinating Board, in its Letter No. 14/V/PMA/2003, approved the change in the Company’s status as a Foreign Capital Investment Company.

According to article 3 of its articles of association, the Company shall engage in providing network and/or telecommunications services and informatics by conducting the following activities:

•

Provision of networks, telecommunications services and informatics

•

Planning, construction and procurement of telecommunications facilities and informatics, including supporting resources

•

Operation (covering marketing of network and/or telecommunications services and informatics provided by the Company), maintenance and development of and research on telecommunications means and/or facilities and informatics, and conduct of education and training within or outside the country

•

Development of networks, telecommunications services and informatics

The Company started its commercial operations in 1969.

Currently, the Company’s principal business is to provide international switching telecommunications services, including international calls, telex, telegram, packet net, and store and forward facsimile service. The Company also provides a variety of non-switched international telecommunications  services, such as low- and high-speed leased lines, video link, TV link, Integrated Services Digital Network (“ISDN”) services, and other services that typically involve the transmission of data or video rather than voice traffic.

#

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Based on Law No. 3 of 1989 on telecommunications, pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider.

In 1999, the Government issued Law No. 36 on telecommunications which took effect starting in September 2000. Under the Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

Law No. 36 prohibits activities that result in monopolistic practices and unhealthy competition.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP. 247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s newly established subsidiary, PT Indosat Multi Media Mobile (see “d” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s right on local and domestic long-distance telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services , respectively, have been determined by an independent appraiser.

Based on Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 1 8 ), the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications granted the Company an in-principle license for voice over internet protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for voice over internet protocol will be evaluated every  5 years from the date of issuance.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam and Surabaya.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Deposit a ry Shares (ADS, each representing 50  B shares - Note 18 ) have also been traded on the New York Stock Exchange since 1994.

Employees, Directors and Commissioners

b.

c.

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on April 20, 2000 which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto,   S.H.) on the same date , (ii) Annual Stockholders’ General Meeting held on May 10, 2001 which is notarized under Deed No. 32 of Poerbaningsih Adi Warsito, S.H. on the same date and (iii) Stockholders’ Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No.   41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of March  31, 200 3 and  200 4 is as follows:

d.

e.

200 3

  200 4

President Commissioner

Peter Seah Lim Huat

Peter Seah Lim Huat

Commissioner

Achmad Rivai *

Achmad Rivai *

Commissioner

Soebagijo Soemodihardjo *

Soebagijo Soemodihardjo *

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors and Commissioners (continued)

2003

 2004

Commissioner

Lee Theng Kiat

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Sio Tat Hiang

Commissioner

Lim Ah Doo*

Lim Ah Doo *

Commissioner

Sum Soo Lim

Sum Soon Lim

Commissioner

Roes Aryawidjaya

Roes Aryawidjaya

Commissioner

Umar Rusdi

Umar Rusdi

* Independent Commissioner

Based on a resolution at each of the (i)

Stockholders’ Extraordinary Meeting held on April 20, 2000, which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto,   S.H.) on the same date , (ii)

Stockholders’ Extraordinary Meeting held on December 27, 2002, which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date , (iii)

Annual Stockholders’ General Meeting held on June 26, 2003 which is notarized under Deed No. 89 of Poerbaningsih Adi Warsito, S.H. on the same date,

the composition of the Company’s Board of Directors as of March  31, 200 3 and 2004 is as follows:

2003

 2004

President Director

Widya Purnama

Widya Purnama

Vice President Director

Ng Eng Ho

Ng Eng Ho

MIDI Director

Junino Jahja

-

Network Infrastructure

Director

Wityasmoro Sih Handayanto

-

Network Integration Director

Joseph Chan Lam Seng

-

Cellular Marketing Director

Hasnul Suhaimi

Hasnul Suhaimi

Fixed Telecom Director

Emil Soedarmo

-

Fixed Telecom and

MIDI Director

-

     Wahyu Wijayadi

Finance Director

Nicholas Tan Kok Peng

Nicholas Tan Kok Peng

Business Development

Director

Raymond Tan Kim Meng

Wityasmoro Sih Handayanto

Corporate Services Director

-

Sutrisman

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 5,980 and 6,770 employees, including non-permanent employees, as of  March  31, 20 03 and 200 4 , respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries

As of March 31, 2003 and 2004, t he Company has direct and indirect equity ownership in the following subsidiaries:

Total Assets

Percentage of  Ownership

(Before Elimination)

Start of

Commercial

2003

2004

2003

2004

Name of Subsidiary

     Location

      Principal Activity

   Operations

(%)

(%)

(Rp)

(Rp)

Indosat Finance Company B.V.

Amsterdam

Finance

2003

     -

100.00

-

2,656,154

PT Satelit Palapa Indonesia*

Jakarta

Telecommunication

1993

100.00

          -

7,857,200

-

Satelindo International

Finance B.V.

Amsterdam

Finance

1996

100.00

100.00

1,620,810

6.791

PT Satelindo Multi Media

Jakarta

Multimedia

1999

  99.60

 99.60

12,495

10.699

PT Indosat Multi Media Mobile*

Jakarta

Telecommunication

 2001

  99.94

                 -

        3,609,762

-

PT Bimagraha Telekomindo*

Jakarta

Holding Company

1992

100,00

      -

966,656

-

PT Aplikanusa Lintasarta

Jakarta

Data Communication

1989

  69.46

  69.46

  621,887

682,234

PT Artajasa Pembayaran

Elektronis

Jakarta

Telecommunication

2000

  45.15

  45.15

62,039

63,114

PT Indosat Mega Media

Jakarta

Multimedia

2001

  99.84

  99.85

329,670

359,515

PT Sisindosat Lintasbuana

Jakarta

Information Technology

1990

   96.87

   96.87

117,945

142,666

PT Asitelindo Data Buana

Jakarta

Multimedia

1997

  48.78

  49.40

9,822

9,822

PT Indosatcom Adimarga**

Jakarta

Telecommunication

2000

 99.94

          -

7,056

-

*

merged with the Company in 2003

**

merged with IMM in 2003

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 1 7 ).

PT Satelit Palapa Indonesia (“Satelindo”)

Satelindo is engaged in providing Global System for Mobile Communication (“GSM”) telecommunication services and international telecommunication facilities and services, satellite communications, satellite transmission, consultancy, tracking, telemetry and command of satellite launch, and repair and maintenance of satellite transmission facilities. The Company’s initial investment representing 10% equity interest in Satelindo was made in 1993. In 1995, Satelindo issued 33,333,334 new shares (representing 25% equity interest) with a nominal value of Rp   1,000 per share to Deutsche Telekom Mobilfunk GmbH (“DeTeMobil”), a subsidiary of Deutsche Telekom AG, for Rp   1,300,334 (US$ 586,000). The issuance of the new shares decreased the Company’s equity interest in Satelindo to 7.5%. In 1999, DeTeMobil transferred its equity interest in Satelindo to DeTeAsia Holding GmbH (“DeTeAsia”), another wholly owned subsidiary of Deutsche Telekom AG.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Satelit Palapa Indonesia (“Satelindo”) (continued)

On May 16, 2001, the Company acquired the 22.5% equity interest of Telkom in Satelindo .   On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo had 45% equity interest in Satelindo. As a result of these transactions, the Company’s total equity interest in Satelindo increased to 75% effective May 31, 2001.

On May 20, 2002, the Company entered into a sale and purchase of shares agreement (“SPA”) with DeTeAsia, the owner of 33,333,334 shares constituting 25% of the issued and fully paid capital stock of Satelindo for a total consideration of US$ 325,000 (equivalent to Rp 2,824,250). After the purchase of these shares from DeTeAsia, which transaction was closed on June 28, 2002, the Company became the owner, directly and indirectly, of 100% of the issued and fully paid capital stock of Satelindo. Goodwill arising from this transaction amounted to Rp 2,055,329 which is net of deferred tax liability on the difference in fair value between the tax basis and book basis of the net assets acquired (Note 1 1 ). This transaction was approved by the Company’s stockholders at the Stockholders’ Extraordinary Meeting held on June 20, 2002.

Based on the assessment made by independent valuers in their report dated May 15, 2002, they have the opinion that the acquisition price of Satelindo from DeTeAsia is fair and reasonable. The independent assessment was made in accordance with the Indonesian Capital Market Supervisory Agency (“BAPEPAM”) Regulation No. IX.E.2, “Material Transactions and Changes in Core Business Activities” dated February 20, 2001.

On July 25, 2002, the Company made a capital injection to Satelindo amounting to US$ 75,000, from the proceeds of a loan obtained from PT Bank Central Asia Tbk (“BCA” - Note 1 6 ). The injection increased the Company’s direct equity interest from 55% to 57.45%.

Shares of Satelindo are pledged as collateral for a long-term loan obtained by the Company from BCA (Note 1 6 ).

On October 21, 2003, the Company made a capital injection to Satelindo amounting to                US$   270,000 and Rp 482,000, from the proceeds of Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond” - Note 1 7 ). The injection increased the Company’s direct equity interest in Satelindo from 57.45% to 97.92%.

Satelindo used the proceeds from the Company’s capital contribution to repay its debts (Notes 1 6 and 1 7 ).

Satelindo had 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya) at the time of the merger. On November 20, 2003, Satelindo merged with the Company (Note 1e).

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates Satelindo’s borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions (   Note 1 7 ).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

PT Indosat Multi Media Mobile (“IM3”)

IM3, which was established in July 2001, was engaged in providing DCS-1800 mobile cellular services. The Company paid to IM3 its capital contribution amounting to Rp   1,728,278 in 2001.

In November 2001, the Company transferred to IM3 all of the Company’s rights and obligations related to its agreements with third parties (vendors/contractors) regarding the procurement of property and equipment, Subscriber Identification Module (“SIM”) card, pulse reload voucher, etc., which agreements were made when IM3 was not yet established and was still part of the Company under its Mobile Division.

Based on a Shares Transfer Agreement dated August 22, 2003, Koperasi Pegawai Indosat, (“Kopindosat”) as the minority shareholder of IM3, sold all of its shares in IM3 to the Company, thereby making the Company the sole stockholder of IM3.

On November 20, 2003, IM3 merged with the Company (Note 1e).

PT Bimagraha Telekomindo (“Bimagraha”)

Bimagraha was a non-operating holding company which had equity investment only in Satelindo. On July 25, 2002, the Company made a capital injection to Satelindo, which decreased Bimagraha’s equity interest in Satelindo from 45% to 42.55%. On October 21, 2003, the Company made a capital injection to Satelindo, which decreased Bimagraha’s equity interest in Satelindo from 42.55% to 2.08% (see ”Satelindo” above).

On November 20, 2003, Bimagraha merged with the Company (Note 1e).

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46% .

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp 30,286 in exchange for APE’s shares of stock that would increase Lintasarta’s equity interest in APE from 40% to 65%.

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs. In August 2001, the Company transferred all of its internet business and property and equipment to IMM. The Company also transferred a portion of its internet receivables as of July 31, 2001 to IMM.

PT Sisindosat Lintasbuana (“Sisindosat”)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products. The Company has 95.64% equity interest in Sisindosat, which has 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to          Rp   42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

PT Indosatcom Adimarga (“Indosatcom”)

Indosatcom (previously known as PT Indokomsat Lintas Dunia or “Indokomsat”) was engaged in providing satellite-based telecommunications services and facilities and other related services.

Based on notarial deed No. 84 dated January 27, 2003 of Aulia Taufani, S.H., IMM and Indosatcom stockholders agreed to merge Indosatcom into IMM in exchange for IMM’s new shares of stock amounting to Rp 2,757. The merger has been approved by the Investment Coordinating Board.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, Bimagraha and IM3 agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1.

GENERAL (continued)

e.

Merger of the Company, Satelindo, Bimagraha and IM3 (continued)

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that have been taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the three months ended         March 31, 200 3 and 200 4 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for certain investments which are stated at fair value or net assets value, or accounted for under the equity method for those investments made in associated companies (representing equity interest of at least 20% but not more than 50%).

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

                  Equity Interest (%)

200 3

200 4

IFB

Satelindo

-

100.00

•

Direct

5 7.45

-

*

•

Indirect through Bimagraha

42.55

-

*

Bimagraha

100.00

-

*

SIB

•

Direct

-

100.00

•

Indirect through Satelindo

5 7.45

-

*

•

Indirect through Bimagraha

42.55

-

*

SMM

•

Direct

-

99.60

•

Indirect through Satelindo

5 7.22

-

*

•

Indirect through Bimagraha

4 2.38

-

*

Lintasarta

69.46

69.46

APE

•

Indirect through Lintasarta

45.15

45.15

Sisindosat

96.87

96.87

Asiatel

•

Indirect through Sisindosat

49.40

49.40

IMM

99.84

         99.85

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

                Equity Interest (%)

2003

2004

Indosatcom

99.84

-

  **

IM3

99.94

-

  *

*   merged with the Company in 2003

**  merged with IMM in 2003

The accounts of APE and Asiatel were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

The accounts of IFB and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

a.

Accounting for Acquired Businesses

Under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities are combined, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38, “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book values, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”.

Under the purchase method, which is in accordance with SAK 22, “Accounting for Business Combinations”,  the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.

Cash and Cash Equivalents

Time deposits and other short-term investments with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-current Assets - Others.

e.

Short-term Investments

Short-term investments consist of:

•

Investment in debt securities

Investment in debt securities which are classified as available-for-sale are recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Any unrealized gain (loss) at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities” which is a component of Stockholders’ Equity and will be recognized as income or loss upon realization.

•

Mutual funds

Mutual funds are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

f.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period ..

g.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined by the moving-average method.

h.

Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are amortized over the periods benefited using the straight-line method. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

At the time an investee that is accounted for under the equity method sells its shares to unrelated parties at a price different from its book value, the investor’s net investment in that investee is affected. The investor’s net investment is also affected when the contribution to the capital stock of an investee made in foreign currency results in additional paid-in capital representing the difference between the rupiah par value and the rupiah equivalent of the contribution at the date of receipt. The Companies recognize the resulting change in their net investment in the investee by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•

Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

j.

Property and Equipment

Property and equipment are stated at cost (which includes certain borrowing cost on funds used to finance the acquisition of property and equipment), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Buildings

3 to 20

Submarine cables

15

Earth stations

15

Inland link

15

Switching equipment

15

Telecommunications peripherals

5

Information technology equipment

5 to 10

Office equipment

3 to 6

Building and leasehold improvements

5

Vehicles

5

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Property and Equipment (continued)

Years

Cellular technical equipment

Base station subsystem

5 to 15

Network switching subsystem

5 to 10

Operating support subsystem

5

Satellite technical equipment

Satellites

12

Master control station

15

Customer premises equipment

15

Transmission and cross-connection equipment

Transmission equipment

5 to 24

Cross-connection equipment

8 to 10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

Properties under construction and installation are stated at cost. This account represents cellular technical equipment, telecommunications peripherals, submarine cables, inland link, building and leasehold improvements, information technology equipment, switching equipment, building, transmission and cross-connection equipment, satellite technical equipment, and other equipment under installation.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

k.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Up to December 31, 2002, goodwill had been amortized using the straight-line method over five years. Starting January 1, 2003, the Company changed its goodwill amortization period to become fifteen years based on management’s evaluation of the cellular business. In relation to this evaluation, management utilized the assessment from an independent valuer. The change in the goodwill amortization period was made to reflect the prospects of the cellular business in Indonesia which is expected to grow over a period of more than five years.

The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Brand

8

Customer base

- Prepaid

6

- Post-paid

5

Spectrum license

5

m.

Bonds /Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds /debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds /debt is recognized as premium or discount that should be amortized over the term of the bonds /debt ..

n.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

o.

Revenue and Expense Recognition

International Calls

Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international calls traffic is recognized on the basis of the actual recorded traffic for the year. Income from international calls traffic from overseas international carriers, for which statements have not been received, is estimated from historical data.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Operating revenues for interconnection services under interconnection agreement based on revenue-sharing arrangement (Note 3 5 ) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (Note 3 4 ), are reported on a gross basis, before interconnection expenses/charges (Note 2 4 ) but after allocations to overseas international carriers. These interconnection expenses are accounted for as operating expenses in the year these are incurred.

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s cellular network while other fixed charges are recognized on a monthly basis.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and then proportionately recognized as revenue upon usage of available airtime or whenever the voucher has expired.

Revenues from interconnection with operators (usage revenue s ) are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI

Satellite revenues are recognized on the straight-line method over the lease periods. Revenue from sale of software and services is recognized when the software is installed or the services are delivered to the customers. Revenue for consulting services is recognized based on the percentage-of-completion method.

Revenues from other MIDI services are recognized when the services are rendered.

Other Services

Revenues from other services are recognized when the services are rendered.

Expenses

Expenses are recognized when incurred (accrual basis).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets. Personnel costs directly related to the maintenance of property and equipment are reflected in maintenance expense.

q.

Pension Plan, Postretirement Benefits and Employee Benefits

Pension costs are accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Costs”. Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees in amounts ranging from 10% - 20% of the employees’ monthly basic salaries.

Prior to 2003, the Company recognized the postretirement medical benefits as an expense at the time they are claimed. Starting 2003, the Company accounts for these benefits over the estimated service period of the employees based on actuarial computation.

The effect of the change is not considered material to the accounts in 2003 and prior years.

In accordance with the application of SAK 57, “Estimated Liabilities, Contingent Liabilities and Contingent Assets”, the Companies provided a reserve for termination, gratuity and compensation benefits of employees based on the Ministry of Manpower Decree No.   Kep-150/Men/2000 dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. However, some provisions of KEP 150 were revoked by   Labor Law No. 13/2003 dated March 25, 2003.

r.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For March 31,   2003 and 2004 , the rates of exchange used (in full amounts) were Rp 8,908    and    Rp 8,587 to US$ 1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Income Tax

The Companies apply the liability method to determine their Income Tax expense. Under the liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the carry-forward of unused tax losses, to the extent that realization of such benefit is probable.  The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders’ equity (e.g. gain on sale of investment in PT Telekomunikasi Selular, which is credited to stockholders’ equity under “Difference in Value from Restructuring Transactions of Entities under Common Control” account).

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

Amendments to tax obligations are recorded when an assessment is received or, if appealed against by the Companies, when the result of the appeal is determined.

t.

Segment Reporting

The Companies follow revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. The revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 3 7 ..

u.

Debt Restructuring

The effect of debt restructuring is accounted for in accordance with SAK 54, “Accounting for Troubled Debt Restructurings”, which requires the interest expense on the restructured loans to be calculated using the effective interest rates.

Derivative Instruments

Derivative instruments are accounted for in accordance with SAK 55 (as revised), “Accounting for Derivative Instruments and Hedging Activities.” SAK 55 establishes the accounting and reporting standards which require that every derivative instrument be recorded in the balance sheets as either asset or liability as measured at fair value of each contract. All of the Companies’ derivative instruments are designed as effective hedging instruments for accounting purpose.

w. Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted - average number of shares outstanding during the period .. The net income amounts are Rp 53,758 and Rp 556,413 for the periods ended March 31, 200 3 and 200 4 , respectively. The adjusted weighted - average number of shares is 5,177,500,000 shares in 200 3 and 2004 , after considering the effect of stock split (Note 18 ).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period, assuming all stock options relating to the Employee Stock Option Program (Note 19) have been exercised.

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by  50, which is equal to the number of shares per ADS.

x ..

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate (in full amount) published by Bank Indonesia (Central Bank) on March 31, 200 4 of     Rp   8,587 to US$   1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

4 ..

CASH AND CASH EQUIVALENTS

This account consists of the following:

200 3

200 4

Cash on hand

Rupiah

1,359

1,516

U.S. dollar (US$ 6 in 200 3 and US$ 24 in 200 4 )

51

205

Euro (EUR 18 in 2004)

-

191

1, 410

1,912

Cash in banks

Related parties (Note 2 8 )

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

1 74,880

233,048

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

14,711

9,214

PT Bank Pembangunan Daerah DKI Jakarta

3,222

6,039

PT Bank Danamon Indonesia Tbk (“Danamon”)

3,080

3,171

Others

3,047

7,334

U.S. dollar

Mandiri (US$ 7 02 in 2003 and US$ 1,684 in 2004 )

6 ,257

14,462

Others (US$ 145 in 2003 and US$ 160 in 2004)

1,292

1,371

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

4 ..

CASH AND CASH EQUIVALENTS (continued)

200 3

200 4

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

98,824

84,485

Deutsche Bank, Jakarta Branch

51,945

17,659

PT Bank Permata Tbk (formerly “PT Bank Bali Tbk”)

1,538

3,458

Standard Chartered Bank, Jakarta Branch

-

3,318

Citibank N.A., Jakarta Branch

130,489

2,684

PT Bank Umum Koperasi Indonesia (“Bukopin”)

1,001

1,979

PT Bank Internasional Indonesia Tbk (“BII”)

1,849

1,421

PT Bank Finconesia

-

947

PT Bank Niaga Tbk (“Niaga”)

5,838

469

ANZ Panin Bank

4,277

59

PT Bank Artha Graha

2,542

50

Others

976

1,217

U.S. dollar

Standard Chartered Bank, Jakarta Branch (US$ 282 in 200 3

and US$ 279 in 200 4 )

2,5 16

2,394

Deutsche Bank, Jakarta Branch (US$ 2,582 in 2003 and

US$ 230 in 2004)

23,000

1,971

Citibank N.A., Jakarta Branch (US$ 359 in 2003 and

US$ 220 in 2004)

3,199

1,892

Niaga (US$ 7, 495 in 200 3 and US$ 152 in 200 4 )

6 6,769

1,306

Others (US$ 1 15 in 200 3 and US$ 364 in 200 4 )

1 ,022

3,127

Other currencies

Others

4,697

461

606,971

403,536

Time deposits

Related parties (Note 2 8 )

Rupiah

Mandiri

593,300

362,010

Danamon

13,800

132,000

BRI

93,490

67,000

BNI

359,296

16,155

PT Bank Syari’ah Mandiri (“Mandiri Syari’ah”)

81,500

5,500

Bank DKI

7,000

-

PT Bank Tabungan Negara (Persero)

6,850

-

Others

-

56,118

U.S. dollar

Mandiri (US$ 42,458 in 2003 and US$ 56,264 in 2004)

378,219

483,049

Danamon (US$ 50,000 in 2004)

-

429,350

BRI (US$ 37,000 in 2004)

-

317,719

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

4 ..

CASH AND CASH EQUIVALENTS (continued)

200 3

200 4

Mandiri Syari’ah (US$ 5,000 in 2003 and US$ 13,000

in 2004)

44,540

111,631

BNI (US$ 301 in 2003)

13,963

-

Others (US$ 234 in 2004)

-

2,013

Third parties

Rupiah

Deutsche Bank, Jakarta Branch

54,900

791,344

PT Bank Mega Tbk

3,000

111,230

PT Bank Finconesia

-

100,000

PT Bank Bumiputera

5,000

50,000

Bukopin

8,750

42,800

PT Bank Muamalat Indonesia (“Muamalat”)

22,000

27,000

PT Bank Yuda Bhakti

11,000

21,000

Niaga

1,263

21,000

PT Bank NISP Tbk (“NISP”)

15,000

5,000

BII

7,800

-

Others

502

-

U.S. dollar

Bukopin (US$ 31,000 in 2004)

-

266,197

Niaga (US$ 249 in 2003 and US$  20,050 in 2004)

2,217

172,169

BCA (US$ 14,876 in 2004)

-

127,736

Bumiputera (US$ 2,000 in 2003 and US$  12,500 in 2004)

17,816

107,338

Deutsche Bank, Jakarta Branch (US$ 3,173 in 2003 and

US$ 12,000 in 2004)

28,262

103,044

Muamalat (US$ 300 in 2003 and US$ 4,300 in 2004 )

2,672

36,924

Citibank N.A., Jakarta Branch (US$ 1,700 in 200 3 and

US$ 2,700 in 200 4 )

15,144

23,185

NISP (US$ 1,991 in 2003 and US$ 1,000 in 2004)

17,736

8,587

PT Bank Finconesia (US$ 25,000 in 2003)

222,700

-

2, 027,720

3,997,099

Total

2, 636,101

4,402,547

Time deposits denominated in rupiah earned interest at annual rates ranging from 9 ..00% to 1 4.42 % in 200 3 and from 4.00 % to 17.82 % in 200 4, whi le those denominated in U.S. dollar earned interest at annual rates ranging from 0.75 % to 3.53 % in 200 3 and from 0.55 % to 7.50 % in 200 4.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

5 ..

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 2 8 ).

The aging schedule of the accounts receivable is as follows:

200 3

200 4

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

311,773

70.14

449,041

99.95

4 - 6 months

29,638

6.75

84

0.02

over 6 months

101,511

23.11

156

0.03

Total

4 42,922

100.00

449,281

100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

200 3

200 4

Balance at beginning of year

111,306

90,872

Provision

3,123

4,559

Write-off

(23,998

)

(237

)

  Balance at end of period

90,431

95,194

Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

6 ..

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

The aging schedule of the accounts receivable is as follows:

2003

2004

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

681,901

73.48

904,166

70.86

7 - 12 months

84,040

9.46

161,405

12.65

13 - 24 months

75,321

8.47

84,943

6.66

over 24 months

76,372

8.59

125,407

9.83

Total

917,634

100.00

1,275,921

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

6 ..

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

A s of March 31, 2003 and 2004, a certain portion of accounts receivable - trade is pledged as collateral for long-term bank loans obtained by Lintasarta (Note 1 6 ) and for short-term loans obtained by Sisindosat.

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

200 3

200 4

Balance at beginning of year

238,020

353,221

Provision , including effect of foreign exchange

adjustment

16,354

29,284

Write-off

-

(5,384

)

Balance at end of period

2 54,374

377,121

The effect of foreign exchange adjustment  is due to the strengthening / weakening of the rupiah vis-à-vis the US dollar in relation to US dollar accounts previously provided with allowance and is credited or charged to “Gain (Loss) on Foreign Exchange - Net.”

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 5 ).

Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

7 ..

PREPAID TAXES

This account consists of the following:

200 3

200 4

Claims for tax refund

286,193

444,276

Value Added Tax (“VAT”)

132,184

1,133,865

Others

41,884

9,627

Total

460,261

1,587,768

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

8 ..

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

200 3

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Mitra Global Telekomunikasi Indonesia

30.55

168,747

( 13,343

)

1 55,404

PT Multi Media Asia Indonesia

26.67

56,512

(212

)

56,300

PT Electronic Datainterchange Indonesia

49.00

12,250

1 5,234

2 7,484

PT Graha Lintas Properti

37.84

16,800

(2,354

 )

14,446

Others (carrying value below

Rp10,000 each)

20.00 - 49.00

60,031

(35,659

)

24,372

Total

314,340

( 36,334

)

2 78,006

Less allowance for decline in value

90,781

-

90,781

Net

223,559

( 36,334

)

1 87,225

-

200 4

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)

56,300

PT Electronic Datainterchange Indonesia

49.00

12,250

16,706

28,956

PT Graha Lintas Properti

37.84

16,800

(2,354

)

14,446

Others (carrying value below

Rp10,000 each)

20.00 - 49.00

5 0,031

(33,092

)

16,939

Total

135,593

(18,952

)

116,641

Less allowance for decline in value

83,490

83,490

Net

52,103

(18,952

)

33,151

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

8 ..

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

The economic difficulties faced by Indonesia (Note 3 8 ) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp 90,781 and Rp 83,490 as of March 31, 2003 and 2 00 4 , respectively, which the Companies believe is adequate to cover possible losses on those investments.

PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV) .

On September 24, 2003, the Company and the other MGTI stockholders entered into a Sale and Purchase Agreement (“SPA”), wherein all the MGTI stockholders agreed to sell and transfer all of their shares to PT Alberta Telecommunication (“Alberta”) for a total consideration amounting to                 US$   240,000. This consideration includes the amount that should be paid by MGTI stockholders to settle MGTI’s liabilities to its vendors and creditors, but excludes any post-closing consideration that should be paid by MGTI to its stockholders.

On January 20, 2004, Alberta and the stockholders of MGTI closed the share purchase transaction.

On January 21, 2004, the Company received in cash its portion of 30.55% of the sales price amounting to US$ 57,262. This consideration is net of the settlement of liabilities to MGTI’s vendors and creditors.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara (“PSN”) and M2A (“the Parties”), the parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$ 20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

8 ..

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

PT Electronic Datainterchange Indonesia (“EDI”)

EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services.

In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas (“AKSES”). EDI has 80% equity interest in AKSES.

PT Graha Lintas Properti (“GLP”)

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as “Gedung Sapta Pesona B”.

The economic difficulties faced by Indonesia (Note 3 8 ) have affected the development of GLP’s construction project, which has been discontinued since December 1998.

9 ..

OTHER LONG-TERM INVESTMENTS

This account consists of the following:

200 3

200 4

Investments in:

Shares of stock accounted for under the cost method - net

218,820

102,058

Convertible bonds - net

54,750

-

Equity securities which are available-for-sale

99

99

Total

273,669

102,157

a.

Investments in shares of stock which are accounted for under the cost method

200 3

Equity

Cost/

Interest (%)

Carrying Value

PT Pramindo Ikat Nusantara

9.10

113,415

The International Telecommunications

Satellite Organization

0.34

97,427

PT Datakom Asia

5.00

50,000

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

9 ..

OTHER LONG-TERM INVESTMENTS (continued)

a.

Investments in shares of stock which are accounted for under the cost method (continued)

200 3

Equity

Cost/

Interest (%)

Carrying Value

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

U.S.A. Global Link, Inc.

19.05

26,249

Others (cost/carrying value below

Rp 4,000 each)

0.40 - 17.60

13,105

Total

382,322

 Less allowance for decline in value

163,502

Net

218,820

200 4

Equity

Cost/

Interest (%)

Carrying Value

The International Telecommunications

Satellite Organization

0.34

97,427

PT Datakom Asia

5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

U.S.A. Global Link, Inc.

19.05

26,249

Others (cost/carrying value below

Rp 4,000 each)

10.00 - 17.60

4,631

Total

260,433

 Less allowance for decline in value

158,375

Net

1 02,058

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

9 ..

OTHER LONG-TERM INVESTMENTS (continued)

b.

Investments in convertible bonds

As of March 31, 200 3 and 200 4 , this account consists of:

200 3

200 4

AlphaNet Telecom Inc.

71,441

71,441

PT Cipta Televisi Pendidikan Indonesia

54,750

-

PT Yasawirya Indah Mega Media

18,000

18,000

Total

144,191

89,441

Less allowance for decline in value

89,441

89,441

Net

54,750

-

c.

Equity securities which are available-for-sale

As of March 31,   2003 and 200 4 , this account consists of:

BNI

89

Telkom

10

Total

99

The economic difficulties faced by Indonesia (Note 3 8 ) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp 252,943 and Rp 247,816 as of March 31, 200 3 and 200 4 , respectively, which management believes is adequate to cover possible losses on the investments.

The International Telecommunications Satellite Organization (“Intelsat”)

Intelsat is an international organization providing worldwide telecommunications satellite services. The Company’s investment in Intelsat was made in 1985.

In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company’s capital contributions in Intelsat totalling US$ 11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

9 ..

OTHER LONG-TERM INVESTMENTS (continued)

PT Pramindo Ikat Nusantara (“PIN”)

In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme (“KSO”), PIN has taken over from Telkom the operations of Telkom’s Regional Division I (Sumatera) starting January 1, 1996 to December 31, 2010.

On April 19, 2002, Telkom and the PIN stockholders, which include the Company, entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately US$ 381,499, in three share-purchase transactions, as follows:

-

30% of the shares at the Initial Closing Date, which was expected to occur on August 1, 2002

-

15% of the shares at the Interim Closing Date, which was expected to occur not later than September 30, 2003

-

55% of the shares at the Subsequent Closing Date, which shall occur not later than December 31, 2004

Telkom paid approximately US$ 9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation (one of PIN’s stockholders), which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately US$   372,235, plus the corresponding interest for the applicable period, was settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp 3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

In 2002, the Company received from Telkom US$ 5,414 for the initial payment and Rp   32,199 for the working capital reimbursement.

On September 30, 2003, the Company closed its second share-purchase transaction with Telkom by the sale of its 1.95% equity investment in PIN for US$ 7,439.

On December 15, 2003, the Company received from Telkom the proceeds of the latter’s promissory notes amounting to US$   2,560 (equivalent to Rp   21,737 - presented as part of Other Current Liabilities) intended as part of the settlement of the shares to be sold at the Subsequent Closing Date.

On March 15, 2004, the Company closed its third share-purchase transaction with Telkom by the sale of its 55% equity investment in PIN for US$ 23,562, the amount of which has been received in March 2004.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

9 ..

OTHER LONG-TERM INVESTMENTS (continued)

PT Datakom Asia (“DA”)

DA is the holding company for the companies in the Datakom group of companies engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

In 1997, the Company purchased 5% equity interest in DA at the price of Rp 50,000 under the condition that DA or another appointed party would repurchase the Company’s 5% equity interest in DA at the price of Rp   50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake the initial public offering (“IPO”) of its shares by December 31, 1999. As of March 3 1,  200 4 , the Company has not yet finalized its negotiations with DA on the repurchase as a result of the inability of DA to undertake its IPO.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, an Inmarsat subsidiary that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD   35,000,000.

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investment in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of           Rp   12,923 (CAD 2,028,670) from the sale of ATI’s assets. This amount was included in “Other Income (Expenses) - Others - Net” account in the 2001 consolidated statement of income. The liquidation process of ATI was completed in 2003.

U.S.A. Global Link, Inc. (“Global Link”)

In 1996, Sisindosat acquired Global Link, a company incorporated in the U.S.A and engaged mainly in the provision of callback services.

As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

9 ..

OTHER LONG-TERM INVESTMENTS (continued)

PT Cipta Televisi Pendidikan Indonesia (“CTPI”)

CTPI is engaged in television broadcasting and other related services or activities. In 1997, the Company purchased 15 convertible bonds of CTPI at the nominal value of Rp 10,000 each.

Following the default of CTPI to pay the principal and interest of the bonds on October 15, 2002 (the  maturity date), the Company sent a redemption notice to CTPI to redeem the bonds. On  October 16, 2002, the Company also sent a letter to PT Tridan Satriaputra, as guarantor of the bonds, to pay the bonds.

Based on a letter dated December 18, 2002 from CTPI, it offered the settlement of the bonds by paying the Company US$ 5,000 in cash not later than March 31, 2003 and US$ 10,000 in the form of registered transferable term loan from PT Garuda Indonesia .

In 2002, the Company wrote off a part of its investment in convertible bonds of CTPI amounting to       Rp   95,250.

As set forth in a Settlement Agreement dated June 6, 2003, the Company agreed to sell and transfer the CTPI (“Issuer”) bonds to PT Berkah Karya Bersama (“Financier”) and the latter party agreed to purchase and accept the transfer from the Company.

The Financier shall pay a consideration of US$ 5,000 in 3 installments amounting to US$   1,250,         US$   1,250 and US$ 2,500, no later than 7, 30 and 60 business days, respectively, as from the date of the agreement and to transfer the Garuda Debt amounting to US$   10,000 to the Company.

As set forth in the Post-Closing Disposal Agreement dated June 6, 2003, the Financier shall assist the Company to sell all of the Garuda Debt to a third party, at a price subject to approval by the Company, within 365 days until August 5, 2004 (“Period of Transfer”). In the event the sale is not made during the period of transfer, within 7 days (“Period to Purchase I”) the Financier shall acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale has not been made during the Period to Purchase I, within 7 days (“Period to Purchase II”) the Issuer shall acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale is not made during the Period to Purchase II, within 7 days PT Bhakti Assets Management (a stockholder of the Financier) shall acquire the Garuda Debt at a net transfer price of 50% of the face value.

On August 7, 2003, the Company received US$ 5,000 from the Financier and recognized the Garuda Debt at 50% of the face value (or US$ 5,000, equivalent to Rp 41,425) since this is the portion of the Garuda Debt that is reasonably assured of being recovered.

Based on a Trade Confirmation dated September 8, 2003, the Company sold all of its Garuda Debt to Deutsche Bank AG, London for US$ 4,425 .

On January 27, 2004, the Company received the proceeds from the sale of Garuda Debts amounting to US$ 4,344 after considering interest income amounting to US$ 81 received by the Company since September 8, 2003 (the trade confirmation date).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 0 ..

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

200 3

Transactions during the Period

Balance

Balance

at Beginning

  New Subsidiaries

at End

of Period

   Additions

  Deductions

Reclassifications

Acquired

of Period

Carrying Value

Landrights

2 52,076

89

-

-

-

252, 165

Buildings

2 92,726

4,829

-

9,697

-

307,252

Submarine cables

724,170

-

-

-

-

724,170

Earth stations

108,4 84

495

-

-

-

108, 879

Inland link

166,137

40

-

-

-

166,1 77

Switching equipment

2 78,428

4 22

-

151

-

27 9,001

Telecommunications

peripherals

984,011

24,307

10,562

3,109

-

1,000,865

Information technology

equipment

506,874

-

-

9,242

-

5 16,116

Office equipment

899,258

23,784

12,364

24,600

-

935,278

Building and leasehold

 improvements

224,712

1 6,791

-

24,539

-

2 66,042

Vehicles

28, 180

850

-

-

-

2 9,030

Cellular technical

equipment

Base station subsystem

6,588,179

71,543

-

240,412

-

6, 870,134

Network switching

subsystem

2,436,000

34,112

-

16,425

-

2,4 86,537

Operating support

subsystem

444,984

11,613

-

9,694

-

4 66,291

Satellite technical

equipment

Satellites

979,473

-

-

-

-

979,473

Master control station

1 53,077

-

-

-

-

153,077

Customer premises

equipment

96,377

-

-

3,190

-

9 9,567

Transmission and cross-

connection equipment

Transmission

equipment

40 6,191

-

-

2, 738

-

40 8,929

Cross-connection

equipment

2 7,590

-

-

4, 743

-

32,333

Others

-

1,495

-

-

-

1,495

Properties under

construction and

installation

2,272,471

856,746

-

( 348,540

)

-

2, 780,677

Total

1 7,839,398

1,047,116

22,926

-

-

1 8,863,589

Accumulated Depreciation

Buildings

1 30,054

7,306

-

-

-

13 7,360

Submarine cables

205,312

12,139

-

-

-

2 17,451

Earth stations

6 7,608

1,417

-

-

-

6 9,025

Inland link

28,729

2,842

-

-

-

31,571

Switching equipment

1 25,670

5,087

-

-

-

1 30,757

Telecommunications

peripherals

531,776

32,043

3,805

-

-

5 60,014

Information technology

equipment

303,285

18,476

-

-

-

3 21,761

Office equipment

353,543

38,788

1,3 25

-

-

3 91,006

Building and leasehold

improvements

1 48,076

8,923

-

-

-

1 56,999

Vehicles

11,811

1,245

-

-

-

1 3,056

Cellular technical

equipment

Base station subsystem

2,269,942

214,798

-

-

-

2, 484,740

Network switching

subsystem

1,080,531

82,251

-

-

-

1, 162,782

Operating support

subsystem

99,986

14,500

-

-

-

114,486

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 0 ..

PROPERTY AND EQUIPMENT (continued)

200 3

Transactions during the Period

Balance

Balance

at Beginning

  New Subsidiaries

at End

of Period

   Additions

  Deductions

Reclassifications

Acquired

of Period

Satellite technical

equipment

Satellites

395,658

33,902

-

-

-

429,560

Master control station

53,518

4,966

-

-

-

5 8,484

Customer premises

equipment

17,828

2,544

-

-

-

20,372

Transmission and cross -

connection equipment

Transmission

equipment

113,393

9,264

-

-

-

1 22,657

Cross-connection

equipment

12,213

983

-

-

-

1 3,056

Others

-

11

-

-

-

11

Total

5,948,933

491,486

5,130

-

-

6,435,288

Less impairment

in value

131,209

-

-

-

-

131,209

Net Book Value

11,759,256

1 2,297,092

200 4

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

 Deductions

 Reclassifications

of Period

Carrying Value

Landrights

25 9,743

974

-

-

260,717

Buildings

358,385

44

-

1,501

359,930

Submarine cables

7 17,258

-

502

-

716,756

Earth stations

108,4 84

-

-

-

108,484

Inland link

1 97,856

-

-

-

197,856

Switching equipment

308,773

-

-

570

309,343

Telecommunications

peripherals

1,258,238

22,013

13,945

8,299

1,274,605

Information technology

equipment

 643,335

3,221

27,483

16,784

635,857

Office equipment

1,053,154

6,637

16

1,443

1,061,218

Building and leasehold

 improvements

439,535

5,218

371

2,514

446,896

Vehicles

15,655

575

511

-

15,719

Cellular technical

equipment

Base station subsystem

8,240,699

-

-

204,581

8,445,280

Network switching

subsystem

3,224,112

-

-

587,464

3,811,576

Operating support

subsystem

539,705

-

-

98

539,803

Satellite technical

equipment

Satellites

9 94,369

-

-

-

994,369

Master control station

15 5,743

-

-

-

155,743

Customer premises

equipment

104,351

-

-

104,351

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 0 ..

PROPERTY AND EQUIPMENT (continued)

200 4

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

 Deductions

 Reclassifications

of Period

Transmission and cross-

connection equipment

Transmission

equipment

4 36,233

-

-

-

436,233

Cross-connection

equipment

28,774

-

-

-

28,774

Properties under

construction and

installation

2, 886,426

858,384

-

(823,254

)

2,921,556

Total

21,970,828

897,066

42,828

-

22,825,066

Accumulated Depreciation

Buildings

1 53,546

6,353

-

-

159,899

Submarine cables

2 48,003

14,835

307

-

262,531

Earth stations

72,973

1,699

-

-

74,672

Inland link

40,599

3,606

-

-

44,205

Switching equipment

1 46,400

6,884

-

-

153,284

Telecommunicati

peripherals

684,125

43,120

2,463

-

724,782

Information technology

equipment

3 91,229

36,047

11,743

-

415,533

Office equipment

483,099

17,579

16

-

500,662

Building and leasehold

improvements

1 92,576

15,648

371

-

207,853

Vehicles

9,809

620

511

-

9,918

Cellular technical

equipment

Base station subsystem

3,122,814

265,589

-

-

3,388,403

Network switching

subsystem

1, 352,243

112,600

-

-

1,464,843

Operating support

subsystem

162,522

7,607

-

-

170,129

Satellite technical

equipment

Satellites

480,387

30,717

-

-

511,104

Master control station

64,504

1,469

-

-

65,973

Customer premises

equipment

25,253

1,294

-

-

26,547

Transmission and cross -

connection equipment

Transmission

equipment

1 33,494

5,320

-

-

138,814

Cross-connection

equipment

1 4,504

1,248

-

-

15,752

Total

7,778,080

572,235

15,411

-

8,334,904

Less impairment

in value

99,621

-

-

-

99,621

Net Book Value

1 4,093,127

14,390,541

The submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 0 ..

PROPERTY AND EQUIPMENT (continued)

Depreciation charged to operations amounted to Rp 491,486 and Rp 572,235   in 200 3 and 200 4 , respectively.

In 1999, Satelindo assessed its property and equipment in connection with indications of assets  impairment. Based on the assessment, Satelindo provided an impairment reserve amounting  to Rp   131,209 for certain property and equipment whose carrying value exceeded their recoverable amount. In November 2003, Satelindo disposed the property and equipment which previously have been provided with an impairment reserve amounting to Rp 32,598. Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48 except as already recognized by Satelindo.

As of March 31, 200 4 , the Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for US$ 2,117,737   and Rp 8,846,905 , including insurance on the Company‘s satellite amounting to US$ 1,553,180 which is pledged as collateral for its long-term debts (Notes 1 6 and 1 7 ). In management’s opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

As of March 31, 2004 and 2003, a certain number of property and equipment are pledged as collateral to long-term debts and letter of credit facilities obtained by the Company and Lintasarta (Note 1 6 ).

The details of the Companies’ properties under construction and installation as of March 31, 2003 and 2004    are as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 0 ..

PROPERTY AND EQUIPMENT (continued)

Percentage of

Estimated Date

200 3

Completion

Cost

of Completion

Cellular technical equipment

10 - 95

1, 767,934

September 2003

Telecommunications peripherals

40

693,643

June 2003

Submarine cables

90

15 5,797

July - August 2003

Inland link

60

45,922

A ugust  2003

Building and leasehold improvements

1 5 - 8 0

17,862

June - December 2003

Information technology equipment

5 0 - 8 0

17,212

May 2003 - Decem -

    ber 2004

Switching equipment

4 0

18,871

August 2003

Building

3 0 - 7 0

1 6,653

June 2003

Transmission and cross-connection equipment

60 - 70

5,977

April 2003

Satellite technical equipment

30 - 40

9,231

May 2003

Others

30 - 85

31,575

May - July 2003

Total

2, 780,677

200 4

Cellular technical equipment

60 - 80

2,301,758

July 2004

Telecommunications peripherals

15 - 25

15,527

September 2004

Submarine cables

99

242,497

September 2004

Inland link

70 - 80

123,858

September 2004

Building and leasehold improvements

15 - 25

92,513

April 2004

Switching equipment

50 - 60

16,342

September 2004

Satellite technical equipment

57 - 67

6,076

May 2004

Information technology equipment

15 - 25

78,773

September 2004

Others

0 - 95

44,212

April - September 2004

Total

2,921,556

No b orrowing costs capitalized during th e periods in 2003 and 2004 to properties under construction and installation .

1 1 ..

GOODWILL AND OTHER INTANGIBLE ASSETS

The balance of this account as of January 1, 2002 represents goodwill amounting to Rp 2,728,393 (net of deferred tax liability on the difference in fair value between the tax basis and book basis of the net assets acquired), less seven months’ amortization of Rp   318,313 from the acquisition of 100% equity interest in Bimagraha in May 2001 up to December 31, 2001.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 1 ..

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

In 2002, the Company recognized goodwill (net of deferred tax liability on the difference in fair value between the tax basis and book basis of the net assets acquired) and other intangible assets amounting to Rp 2,055,329 from the acquisition of 25% equity interest in Satelindo in June 2002.

The details of the intangible assets acquired from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

Starting January 2003, the Company changed its goodwill amortization period from 5 years to become 15 years. The effect of the change is an increase (decrease) in net income as follows:

Period

Amount

Year ended December 31, 2003

669,878

Each of the years ending

December 31, 2004 and 2005

572,319

Year ending December 31, 2006

271,798

Year ending December 31, 2007

(84,603

)

The analysis of goodwill and other intangible assets is as follows:

200 3

200 4

Balance at beginning of year

3,711,914

3,344,939

Amortization of goodwill

(209,314

)

(56,587

)

Amortization of intangible assets

(29,872

)

(26,503

)

Balance at end of period

3, 472,728

3,261,849

12.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certainpercentage of completion.

13.

PROCUREMENT PAYABLE

This account represents payables to vendors and contractors for the procurement or construction of property and equipment.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

14.

TAXES PAYABLE

The taxes payable as of March 31, 2003 and 2004 are as follows:

2003

2004

Estimated corporate income tax payable,

less tax prepayments of Rp 32,537 in 2003

and Rp 49,601 in 2004

130,290

15,439

Income taxes:

Article 21

6,463

66,855

Article 22

(553

)

889

Article 23

20,577

40,660

Article 25

31,711

1,048

Article 26

1,454

5,556

Article 29

-

(11,656

)

Article 4 (2)

696

3,436

VAT

2,903

488,110

Others

315

439

Total

193,856

610,777

The reconciliation between income before income tax and estimated taxable income (loss) of the Company for the periods ended March 31, 2003 and 2004 is as follows:

2003

2004

Income before Income Tax per consolidated

statements of income

222,565

790,102

Subsidiaries’ income before Income Tax and

effect of inter-company consolidation eliminations

(153,145

)

(22,185

)

Income before Income Tax of the Company

69,420

767,917

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 4 ..

TAXES PAYABLE (continued)

2003

2004

Positive adjustments

Provision for doubtful accounts

-

32,950

Equity in net loss of investees

117,446

17,237

Assessment for income taxes and related penalties

-

2,867

Donation

464

1,933

Employee benefits

289

1,420

Interest expense on loans used to finance

shares acquisition

111,274

-

Others

2,223

10,510

Negative adjustments

Net periodic pension cost

(4,040

)

6,103

Depreciation - net

(20,701

)

(69,628

)

Amortization of goodwill and other intangible assets

(121,950

)

(44,745

)

Equity in net income of investees

-

(27,125

)

Interest income already subjected to final tax

(20,174

)

(26,500

)

Sale of other long term investment and related

-

 (26,009

)

interest receivable

Write-off of accounts receivable

(104,410

)

-

Others

-

(12,380

)

Estimated taxable income of the Company

29,841

634,550

The computation of the income tax expense (benefit) - net for the periods ended  March 31, 2003 and 2004 is as follows:

2003

2004

Estimated taxable income of the Company

29,841

634,550

Income Tax Expense – current (at statutory tax rates)

Company

8,948

-

Less Tax Loss Compensation

-

(634,550

)

Total

8,948

(634,550

)

Subsidiaries

144,547

16,355

Total Income Tax Expense - current

153,495

16,355

Income Tax expense (benefit) – deferred

Effect of temporary differences at enacted maximum

tax rate (30%)

Company

Tax loss

-

190,365

Depreciation – net

6,210

20,690

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 4 ..

TAXES PAYABLE (continued)

2003

2004

Amortization of goodwill and intangible assets

36,585

13,424

Gain on transfer of property and equipment

-

198

Amortization of debt issuance cost

-

51

Provision for doubtful accounts

-

(9,885

)

Equity in net loss of investees

(35,234

)

(5,171

)

Net periodic pension cost

1,212

(1,831

)

Write-off of accounts receivable

31,323

-

Interest on loans used to finance

share acquisition

(33,382

)

-

Others

-

3,663

Subsidiaries

Depreciation - net

(436

)

735

Allowance for doubtful accounts

(10,096

)

(557

)

Equity in net income of investees

36,134

-

Gain on sale of investment in associated company

(2,826

)

-

Tax loss carry-over applied

(27,071

)

-

Others

4,291

(1,657

)

Income Tax expense (benefit) - deferred

6,710

210,025

Income Tax expense - net

160,205

226,380

The computation of the estimated income tax payable and claims for tax refund for the periods ended March 31, 2003 and 2004 is as follows:

2003

2004

Income tax expense  - current

Company

8,948

-

Subsidiaries

144,547

16,355

Total income tax expense  - current

153,495

16,355

Less prepayments of income tax of the Company

Article 22

19

5,051

Article 23

2,813

6,235

Article 25

15,406

37,275

Fiscal

42

123

Total prepayments of income tax of the Company

18,280

48,684

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 4 ..

TAXES PAYABLE (continued)

2003

2004

Less prepayments of income tax of Subsidiaries

Article 22

8,167

-

Article 23

2,361

917

Article 25

3,729

-

Total prepayments of income tax of Subsidiaries

14,257

917

Total prepayments of income tax

32,537

49,601

Estimated income tax payable

Company

-

-

Subsidiaries

1 30,290

15,439

Net

1 30,290

15,439

Claim for tax refund (presented as part of “Prepaid Taxes”)

Company

(9,332

)

(48,684

)

Subsidiaries

-

-

Total

(9,332

)

(48,684

)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before income tax of the Company and Subsidiaries, and the income tax expense - net as shown in the consolidated statements of income for the periods  ended March 31, 2003 and 2004 is as follows:

2003

2004

Income before Income Tax per consolidated

statements of income

222,565

790,102

Company’s equity in Subsidiaries’ income (loss)

before Income Tax and reversal of inter-company

consolidation eliminations

318,119

27,088

Combined income, net of loss, before Income Tax

of the Company and Subsidiaries

540,684

817,190

Income Tax expense at the applicable tax rate of 30%

162,205

245,157

Tax effect on permanent differences

Representation and entertainment

762

3,153

Tax expense

2,050

860

Employee benefits

295

690

Donation

2,258

580

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 4 ..

TAXES PAYABLE (continued)

2003

2004

Gain on sale of other long-term investment

-

(7,803

)

Equity in net income of investees

-

(8,137

)

Interest income already subjected to final tax

(9,170

)

(8,529

)

Others

1,429

733

Adjustment due to tax audit and others

376

(323

)

Income Tax expense - net per consolidated

statements of income

160,205

226,380

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of March 31, 2003 and 2004 are as follows:

200 3

200 4

Company

Deferred tax assets

Investments in subsidiaries/associated companies

2 35,583

414,268

Allowance for doubtful accounts - net

4,414

155,249

Allowance for decline in value of investments in associated

companies and

other long-term investments

81,344

92,149

Tax loss carry-over

-

90,026

Estimated liability for termination, gratuity and compensation

Benefits of employee

-

33,873

Impairment in value of property and equipment

-

29,583

Interest expense on loans used to finance shares acquisition

83,765

-

Others

4,139

4,477

Total

409,245

819,625

Deferred tax liabilities

Property and equipment

135,672

568,092

Goodwill and other intangible assets

309,393

439,125

Deferred bonds issuance cost

-

6,549

Difference in transactions of equity changes in associated

companies/subsidiaries

121,837

1,752

Others

3,987

4,764

Total

570,889

1,020,282

Deferred tax liabilities - net

1 61,644

200,657

Subsidiaries

Deferred tax assets

Allowance for doubtful accounts - net

77,568

24

Tax loss carry-over

7,000

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 4 ..

TAXES PAYABLE (continued)

200 3

20 04

Investment in associated companies

(271,206

)

-

Others

6,463

27

(180,175

)

52

Valuation allowance

(7,022

)

-

Net

(187,197

)

52

Deferred tax liabilities

Property and equipment

207,271

41

Others

-

978

207,271

1,019

Deferred tax liabilities - net

394,468

967

Total deferred tax liabilities - net

556,112

201,624

Subsidiaries

Deferred tax assets

Allowance for doubtful accounts - net

30,946

25,459

Allowance for decline in value of investments in associated

companies and

other long-term investments

21,774

22,028

Property and equipment

-

15,212

Investments in subsidiaries/associated companies

8,066

648

Tax loss carry-over

149,478

-

Others

2,648

7,475

Total

2 12,912

70,822

Valuation allowance

7,783

15,226

Net

220,695

55,596

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

Deferred tax liabilities

Property and equipment

68,714

-

Others

1,167

1,107

Total

69,881

1,107

Total deferred tax assets - net

150,814

54,489

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the decrease in the carrying value of investments in subsidiaries/associated companies, the allowance for decline in value of investments in associated companies and other long-term investments and the capitalized interest expense on loans used to finance the shares acquisition are realized upon sale of the investments, the doubtful accounts are written off, the accrued remuneration and other employee benefits are paid and the tax loss carry-over is utilized. The deferred tax liabilities relate to the differences in the book and tax bases of goodwill and

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 4 ..

TAXES PAYABLE (continued)

property and equipment due to the use of different amortization/depreciation periods and methods for income tax and financial reporting purposes and the tax effect on the difference in transactions of equity changes in associated companies/subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is probable to be realized. The reduction in valuation allowance mainly relates to the reversal of the valuation allowance provided on tax loss carry-over of Subsidiaries. Management believes that the existing tax loss carry-over can be realized in the future.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

The Company provides for deferred tax liabilities (DTL) relating to the book versus tax basis differences in its investment in domestic subsidiaries as the Company believes that the investment will be recovered through the sale of the shares which is a taxable transaction.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 5 ..

ACCRUED EXPENSES

This account consists of the following:

200 3

200 4

Employee benefits

74,837

217,614

Interest

136,885

194,981

Concession fee

34,596

51,654

Network repairs and maintenance

19,391

34,664

Consultancy fees

94

25,337

Rental

7, 264

21,008

Utilities

987

6,623

Others

142,207

335,301

Total

416,261

887,182

1 6 ..

LONG-TERM DEBTS

This account consists of the following:

200 3

200 4

Related parties

Syndicated loan facility 1

Mandiri Syari’ah

50.000

-

BNI

230,000

-

Mandiri

1,000,000

-

BRI

50.000

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

2003

2004

Syndicated loan facility 2

BNI - net of unamortized debt issuance cost of Rp13,348

in 2004

-

811,652

Mandiri - net of unamortized debt issuance cost of Rp 3,236

in 2004

-

196,764

BNI (US$75,000 in 2004)

668.100

-

Government of the Republic of Indonesia

5,241

-

Others

396

-

Third parties - net of unamortized debt issuance cost of Rp 15,774 in 2004

2,221,656

1,038,675

Total long-term debts

4,225,393

2,047,091

Less current maturities

Related parties

BNI

-

61,875

Mandiri

-

22,220

Government of the Republic of Indonesia

2,505

-

Third parties

6 19,914

112,125

Total current maturities

6 22,419

196,220

Long-term portion

3, 602,974

1,850,871

The loans from related parties consist of the following:

a.

Syndicated Loan Facility 1

On August 7, 2002, IM3 obtained a long-term credit facility of Rp1,500,000 from the following syndicated banks:

Bank

Amount

Mandiri *

1,000,000

BNI

*

230,000

**

BCA

100,000

Mandiri Syari’ah *

50,000

Danamon

50,000

BRI

*

50,000

Bukopin

20,000

Total

1,500,000

*

related parties

** including Rp 30,000 loan from Syari’ah Business Division

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

a.

Syndicated Loan Facility 1 (continued)

Based on the credit facility agreement, IM3 should use the proceeds of the loans for the purpose of the installation and development of IM3’s GSM 1800 cellular network in the islands of Java, Bali, Batam and Bintan.

The loans bear interest in accordance with the prime rate of the syndicated banks. The annual interest rates ranged from 12.44 % to 21.00 % and from 12.86 % to 21.00 % in 200 3 and 200 4 , respectively. The loans are payable semi-annually. The first to fourth installments of 15% each of the principal amounts are payable from February 2005 to August 2006. The fifth and sixth installments of 20% of the principal amounts are payable until maturity date, which is August 2007.

On September 24, 2003, Mandiri (as agent) informed IM3 that BRI transferred its credit portion to BCA. In addition, in September and October 2003, IM3 received letters from the banks giving approval to the merger of IM3 with the Company. The credit facility agreement has been amended to consider the above-mentioned matters based on notarial deed No. 1 dated October 1, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.).

On December 23, 2003, the Company paid Rp 1,420,000 out of the Rp   1,500,000 outstanding loans. The Company is still negotiating with Mandiri Syari’ah and BNI (Syari’ah Business Division) for the repayment terms of the remaining loans amounting to Rp   80,000.

On January 8, 2004, the Company repaid the loan of Rp 50,000 to Mandiri Syari’ah using part of the proceeds of Guaranteed Notes Due 2010.

On February 20, 2004, the Company repaid the loan of Rp 30,000 to BNI Syari’ah.

As of March 31, 200 3 and 200 4 , the outstanding balances of the loans are as follows:

Bank

200 3

200 4

Mandiri Syari’ah *

50,000

-

BNI

*

230,000

**

-

Mandiri *

1,000,000

-

BCA

100,000

-

Danamon

50,000

-

BRI

 *

50,000

-

Bukopin

20,000

-

Total

1, 500,000

-

*

related parties

**

including Rp30,000 loan from Syari’ah Business Division

Based on the credit facility agreement, IM3 should maintain an escrow account to be used for the payment of interest on the loans, in the amount approximately equal to three months’ interest.

The loans are collateralized by IM3’s GSM 1800 cellular network, either existing or will be financed by the loan facility. The minimum value of the collateral should not be less   than 125% of the total loans.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

b.

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp   3,165,000 with the following syndicated banks:

Bank

Amount

BCA

975,000

Mandiri *

900,000

BNI

*

900,000

Danamon *

240,000

Bukopin

150,000

Total

3,165,000

*

related parties

The facility is divided into 3 tranches:

Tranche

Bank

Amount

A

Danamon

240,000

Bukopin

150,000

B

Mandiri

900,000

C

BCA

975,000

BNI

900,000

Total

3,165,000

The Company drew Rp 200,000 and Rp 1,800,000 from its facility under Tranches B and C, respectively, on December 8, 2003.

Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA (Note 3 2 ), and/or for capital expenditure financing, and/or other corporate general needs if IM3’s debts are repaid using other facility.

The interest rates ranged from 11.83% to 12.75 % and from 11.41% to 12.34% per annum in 2003 and 2004, respectively .. The loans are payable semi-annually.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

b.

Syndicated Loan Facility 2 (continued)

The details of the principal installments of Syndicated Loan 2 are as follows:

Semi-annual

Amount of Each

Tranche

Installment

Due Date

Installment (% to Principal)

B

1st - 8th

Every six months of interval

starting December 2004

to June 2008

11.11

9th

December 2008

11.12

C

1st - 4th

Every six months of interval

starting December 2004

to June 2006

7.50

5th

December 2006

10.00

6th - 9th

Every six months of interval

starting June 2007

to December 2008

15.00

As of March 31, 200 4 , the outstanding balances of the loans are as follows:

Bank

Amount

BCA

975,000

BNI

*

825,000

Mandiri *

200,000

Balance

2,000,000

Unamortized debt issuance cost

(32,358

)

Net

1,967,642

*

related parties

The amortization of debt issuance cost charged to 2004 operation s amounted to Rp 2,361

.

The loans are collateralized by moving cellular assets owned by the Company in Indonesia from time to time with a minimum value of 125% of the loans based on a fiduciary agreement.

c.

BNI

On August 27, 2002, the Company entered into a loan agreement with BNI for a working capital facility with a maximum amount of US$ 75,000 . Interest is at LIBOR plus 6.15% which is payable on a quarterly basis. The loan is payable in quarterly installments starting from the third year of the loan until the maturity date in August 2007. The loan is collateralized by 9,615,385 shares of Satelindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

c.

BNI (continued)

Based on the loan agreement, the Company is required to comply with, among others, the following covenants:

-

maintain current ratio of 110% at the minimum

-

maintain debt-to-equity ratio (DER) of 233% at the maximum

The proceeds of the loan were used to refinance the loan obtained from Mandiri (point e.2. below).

On January 16, 2004, this loan was repaid using part of the proceeds of Guaranteed Notes Due 2010.

d.

Government of the Republic of Indonesia

The proceeds of the Company’s loan from the Government of the Republic of Indonesia were used for the construction of the South East Asia - Middle East - Western Europe 2 submarine cables. The loan bore interest at annual rates ranging from 8.36 % to 12.43 % in 200 3. These rates represent the lower between:

•

Average interest rate for three-month period of Certificates of Bank Indonesia, plus 1% margin, and

•

Average interest rate for three-month period of time deposits from five (5) state-owned banks, plus 1% margin.

The loan from the Government is payable in semi-annual installments up to 2004. It was obtained by the Government from a foreign bank and then lent out to the Company (“two-step loan”). This is payable by the Government to the foreign bank in French franc. The Company made withdrawals from the credit facility in the billing currencies of the related equipment suppliers. The withdrawal is converted into rupiah based on the exchange rate at the date of withdrawal. The Company’s obligation to the Government is based on the rupiah equivalent at the date of withdrawal     ..

On January 30, 2004, this loan was repaid using part of the proceeds of Guaranteed Notes Due 2010.

e.

Mandiri

1)

Sisindosat

Sisindosat’s investment loan facility with Mandiri has a maximum amount of Rp 478 and is available for three years starting from June 14, 2002 with annual interest rate of 19.5%.

2)

The Company

On June 28, 2002, the Company entered into a working capital loan agreement with Mandiri for a total facility of Rp1,500,000.

In August and November 2002, the loan was refinanced by a loan obtained from BNI (see point c. above) and the proceeds of the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (Note 1 7 ).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

The loans from third parties consist of the following:

200 3

200 4

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp 15,774

in 2004

-

959,226

BCA (US$40,000)

356,320

-

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 1 from Niaga

1 03,449

66,869

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 2 from Niaga

-

12,580

GECA Credit

Tranche 1 (US$ 92,205 in 2003 )

821,363

-

Tranche 2 (US$ 6,627 in 2003 )

59, 035

-

Debt Facility with Alcatel CIT and PT Alcatel Enkomindo

(US$ 34,800 in 2003 )

309,998

-

Ex - Indonesian Bank Restructuring Agency (“IBRA”) Term

Loan (US$ 25,873 in 2003 )

23 0,480

-

Term Loan with IntesaBci S.p.A/Deutsche Bank AG,

London (US$ 16,196 in 2003 )

144, 272

-

Syndicated Loan Facility 1 (refer to previous section on loans from related parties)

BCA

100,000

-

Danamon

50,000

-

Bukopin

20,000

-

Others

162

-

Sub-total

2, 195,079

1,038,675

Deferred result of debt restructuring (US$ 2,983 in 2003)

26, 577

-

Total

2, 221,656

1,038,675

Less current maturities

6 19,614

112,125

Net

1 ,601,742

926,550

a.

BCA

1).

On July 23, 2002, the Company entered into a loan agreement with a total facility of           US$   75,000 with BCA. This time loan facility was used by the Company to finance the capital injection in Satelindo (Note 1d). Interest was paid quarterly at the annual fixed interest rate of 8.6%. The loan was covered by a promissory note issued by the Company to BCA, which note was transferable by BCA to other banks in Indonesia with prior notification to the Company. In December 2002, the Company partially settled the loan amounting to            US$   50,000 of which US$ 10,000 was financed by a part of the proceeds from the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (Note 1 7 ) and US$   40,000 was financed through a new loan facility from BCA ( see below). As of December 31, 2002, the outstanding loan amounted to US$ 25,000 (presented as part of “Short-term Loans”)  which was repaid in full upon its maturity in January 2003.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

a.

BCA (continued)

2).

On December 3, 2002, the Company entered into another loan agreement with a total facility of US$   40,000 to refinance a part of the above BCA loan. The loan matures on December 23, 2007. The loan is payable in quarterly installments of US$ 3,333 starting from March 23, 2005. Interest is payable quarterly at 5.9% over the interest rate of three-month time deposits in U.S. dollar of BCA. The loan is collateralized by the Company’s investment in shares of Satelindo with a minimum amount of 125% of the total loan facility.

On January 8, 2004, this loan was repaid .

b.

Import Sight L/C Facility and Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp   130,000 wherein 10% of the facility would be financed by Lintasarta itself and 90% of the facility or Rp117,000 would be financed through investment credit facility. The facility also included local L/C (Surat Kredit Berdokumen Dalam Negeri) with a maximum amount of Rp 26,000. This facility expired on December 31, 2002.

•

Investment credit facility amounting to Rp 117,000 for financing the above facility. In 2002, Lintasarta drew Rp 113,199 from the facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The repayment of the principal started on January 16, 2003, with installments amounting to Rp   9,750 payable quarterly up to October 16, 2005.

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities, receivables from frame relay (Note 6 ) and time deposit placed in Niaga amounting to               Rp   10,000 (presented as part of “Non-current Assets - Others”). Lintasarta is required to obtain written approval from Niaga if:

-

The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period.

-

Lintasarta will obtain new debts (Note 1 7 ).

-

Lintasarta will invest in other than Lintasarta’s current business.

-    Lintasarta is also required to maintain certain financial ratios and the dividends distribution should not be more than 50% of the current year’s net income.

In addition, on May 31, 2000, Lintasarta obtained Import Sight/Usance/UPAS L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•

Import Sight/Usance/UPAS L/C facility amounting to US$ 5,000 for the importation of electronic and telecommunication equipment and amounting to US$ 100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount has been reduced to US$ 1,000.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

b.

Import Sight L/C Facility and Investment Credit Facility 1 from Niaga (continued)

•

Bank guarantee facility amounting to US$ 3,000. On August 4, 2003, this facility was rolled over until August 6, 2004 but the facility amount has been reduced to US$ 500.

c.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$ 10,000 wherein Rp 15,000 of the facility would be financed through investment credit facility and the remaining would be financed by Lintasarta itself. This facility will expire on August 14, 2004. This facility is secured by time deposit   which is partly financed from the investment credit facility (see below).

•

Investment credit facility amounting to Rp 15,000 for financing the above facility. This  loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003). The loan has a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal will start on November 14, 2004, with installments amounting to Rp 1,500 payable quarterly up to February 14, 2007.

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 6 ).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

d.

GECA Credit

In 1997, Satelindo entered into a loan agreement with a consortium of banks led by Commerzbank Aktiengesellschaft, Frankfurt am Main (“Commerzbank AG”), as well as with three other banks as lenders, which provided a loan amounting to US$ 114,988 to finance Satelindo’s importation of GSM equipment from Siemens AG, Germany.

The loan was made available on the basis of an export credit cover provided by the Federal Republic of Germany, represented by HERMES Kreditversicherungs AG (“Hermes”), Hamburg.

In October 1999, Siemens AG repaid the amount of US$ 3,028 to Commerzbank AG due to Satelindo’s return of certain GSM equipment to Siemens AG. Subsequently, in December 1999, Satelindo, Siemens AG, Commerzbank AG and Hermes agreed to divide the outstanding balance of the loan into two tranches in addendum No. 1 to the loan agreement:

-

Loan Tranche 1 represented a portion of the loan amounting to US$ 99,652 for which deliveries and services have already been made and rendered. Interest is payable at 2.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

d.

GECA Credit (continued)

-

Loan Tranche 2 represented a portion of the loan amounting to US$ 12,308 for deliveries and services in connection with a Y2K compliance package and a Hot Billing System. Interest is payable at 0.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

The GECA credit agreement, through Amendment Agreement No. 2, superseded the above Tranche 1 of the export credit facility as a result of the debts restructuring on May 30, 2000 (Note   3 2 a).

The credit facility under the GECA credit agreement was collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

As of December 31, 2003, this loan has been repaid (see discussion after “g” below).

e.

Debt Facility with Alcatel CIT and PT Alcatel Enkomindo

Satelindo entered into a debt facility deed (“debt facility”) with Alcatel CIT and PT Alcatel Enkomindo (“Enkomindo”) in March 2000 for a total credit facility of US$ 116,000. The debt facility replaced a settlement agreement in 1999 regarding cellular equipment and related services that were previously purchased under various job orders.

The debt facility was set to mature on September 30, 2004. Interest was paid on a semi-annual basis commencing January 1, 2000, at the annual LIBOR plus the applicable margin during the interest period (Note 3 2 b).

This debt facility was collateralized by all equipment units delivered to Satelindo by Alcatel CIT and Enkomindo, satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

As of December 31, 2003, this loan has been repaid (see discussion after “g” below).

f.

Ex - IBRA Term Loan

This was an investment credit facility amounting to US$ 70,000 obtained by Satelindo in 1996 from PT Bank Ekspor Impor Indonesia, which was then merged into Mandiri. The credit facility was collateralized by radio base station equipment located in Jakarta.

Due to the restructuring of Mandiri in 1999, the credit facility was handed over to IBRA   (Note 3 2 a).

In August 2000, IBRA sold all of its rights, title and benefits related to the credit facility to Salomon Brothers Holding Company Inc., USA (“Salomon”). The principal outstanding at that time was      US$   65,402.

Interest was paid on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each interest period (Note 3 2 a) over the six-month LIBOR, which was adjusted on a semi-annual basis.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

f.

Ex - IBRA Term Loan (continued)

Subsequently, the rights, title and benefits related to the credit facility were sold to several other creditors. As of March 31, 2003 , the outstanding principal was payable to the following creditors:

Farallon Capital Management, LLC, USA (US$ 10,713)

95, 436

BCA (US$ 5,038)

4 4,885

Ta Chong Bank OBU, Singapore (US$ 4,615)

41, 109

Deutsche Bank AG, London (US$ 2,294)

20, 432

PT Bank CIC International Tbk (US$ 1,836)

16, 354

Asia Debt Recovery Company Limited, Hong Kong (US$ 1,377)

12, 264

Total

23 0,480

The credit facility under this term loan agreement was collateralized by radio base station equipment located in Jakarta, satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

As of December 31, 2003, this loan has been repaid (see discussion after “g” below).

g.

Term Loan with IntesaBci S.p.A/Deutsche Bank AG

This term loan agreement superseded an L/C Agreement in 1997 and a term loan facility in 1998 with PT Bank Paribas - BBD.

Pursuant to the Master Restructuring Agreement (“MRA”) dated May 30, 2000 (Note 3 2 a), the L/C Agreement was converted into a Term Loan Agreement with IntesaBci S.p.A (formerly Banca Commerciale Italiana), Singapore Branch, acting as the facility agent for a consortium of lenders. On July 26, 2002, the position of IntesaBci S.p.A as Satelindo’s facility agent for this loan was taken over by Deutsche Bank AG, London.

The term loan was set to mature on December 31, 2003. Interest was paid on a semi-annual basis commencing on January 1, 2000 at LIBOR plus the applicable margin during the interest period.

The term loan was collateralized by Satelindo’s cellular equipment units which were acquired using the L/C facility in 1998 and 1999, satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

As of December 31, 2003, this loan has been repaid (see below).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

In accordance with Schedule 3 - Prepayment Schedule (Appendix A subpart 2.03) and Appendix A subpart 2.02(b)(i), “Mandatory Prepayment - Equity Issue” of the MRA (Note 33a) dated May 30, 2000, the capital injection made by Indosat on July 25, 2002 (Note 1d) qualified to be applied to the extent of 75% of such aggregate capital injection towards the prepayment of the aggregate principal of and accrued interest on the long-term debts of Satelindo. Therefore, on July 28, 2002, Satelindo made prepayments totalling US$ 56,250 to the following creditors using the allocation factors stipulated in the MRA:

Creditors

Amount

Guaranteed Floating Rate Bondholders

(Note 18)

US$

33,840

Commerzbank AG - Tranche 1

17,010

Ex - IBRA

3,246

IntesaBci S.p.A/Deutsche Bank AG

2,154

Total

US$

56,250

The aggregate principal included in the above-mentioned prepayments would be compensated with the latest schedule of the repayment of the debts (Note 3 2 a). In addition, based on the MRA, the above-mentioned capital injection met the criteria of a Qualified Offering. Therefore, after completing a Qualified Offering, some covenants would be automatically waived by the creditors such as those relating to the limitation in the amount of annual capital expenditures, restrictions on payments of dividends and permitted investments, and the obligation to make a mandatory prepayment from the excess cash calculated at each year-end. However, the obligation to make mandatory prepayments still applied when Satelindo either: (i) received certain amounts of net proceeds from another equity offering, or (ii) received certain amounts from the sale of its assets in a fiscal year.

In connection with the capital injection made by the Company on October 22, 2003   (Note 1d), Satelindo decided to make full prepayments totaling US$ 139,527 of the outstanding balances of the long-term debts on October 31, 2003 to all of its creditors as follows:

Creditors

Amount

Commerzbank

Tranche 1

US$

92,205

Tranche 2

5,681

Alcatel CIT and PT Alcatel Enkomindo

23,200

Ex - IBRA

11,373

PT Bank Paribas - BBD

7,068

Total

US$

139,527

As all of the outstanding balances of the restructured long-term debts were prepaid by Satelindo, the balance of the deferred result of debts restructuring was credited to “ Other Expenses - Financing Cost ” in 2003.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 6 ..

LONG-TERM DEBTS (continued)

The scheduled principal payments from 2004 to 2008 of all the long-term debts as of March 31, 2004 are as follows:

2004

2005

2006

2007

2008

Total

In rupiah

Syndicated Loan Facility 2

BCA

73,125

146,250

170,625

292,500

292,500

975,000

BNI

61,875

123,750

144,375

247,500

247,500

825,000

Mandiri

22,220

44,440

44,440

44,440

44,460

200,000

Niaga

39,000

4 0,449

-

-

-

79,449

Total

19 6,220

3 54,889

3 59,440

584,440

584,460

2, 079,449

1 7 ..

BONDS PAYABLE

As of March 31, 200 3 and 200 4 , this account consists of:

200 3

200 4

Guaranteed Floating Rate Bonds (US$ 181,280 in 2003)

1,6 14,763

-

Deferred result of debt restructuring (US$ 9,088 in 2003)

80, 953

-

Sub-total

1, 695,797

-

Guaranteed Notes Due 2010 (US$ 300,000) - net of

unamortized notes issuance cost of Rp 27,028 in 2004

-

2,549,072

Third Indosat Bonds in Year 2003 with Fixed Rate - net of

unamortized bonds issuance cost of Rp 28,378 in 2004

-

2,471,622

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

1,000,000

1,000,000

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited bonds issued by Lintasarta*

-

30,436

Convertible bonds issued by Lintasarta**

6,106

6,106

Total

3,95 1,903

7,307,236

*  after elimination of limited bonds issued to the Company amounting to Rp 9,564

** after elimination of convertible bonds issued to the Company amounting to Rp 13,893

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 7 ..

BONDS PAYABLE (continued)

Guaranteed Floating Rate Bonds

The Guaranteed Floating Rate Bonds represent bonds originally totalling US$ 214,890 issued on May 30, 2000 to third parties by Satelindo through SIB, with The Bank of New York as trustee. In accordance with the provisions of an MRA (Note 3 2 a) and further agreements mentioned in the MRA, the bonds replaced the promissory notes issued by Satelindo, through SIB, in 1998 that became overdue and in default in 1999. As defined in the bonds indenture, the bonds were issued in three series, which were known and designated as the Guaranteed Floating Rate Bonds due 2004 (“2004 Bonds”), the Guaranteed Floating Rate Bonds due 2005 (“2005 Bonds”) and the Guaranteed Floating Rate Bonds due 2006 (“2006 Bonds”).

The terms of the indenture governing the bonds limited, among other things, the issuance of additional indebtedness by Satelindo, sale and purchase of assets, liens and pari-passu indebtedness, and capital expenditures and required the maintenance of certain financial ratios and insurance coverage.

The bonds were collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

Interest on the bonds was payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus the applicable margin during each period (Note 3 2 a).

Satelindo had unconditionally guaranteed the payment of the obligations of SIB in respect of the bonds. The guarantee was on a pari-passu basis with other existing and future senior indebtedness of Satelindo.

Satelindo made full prepayments totaling US$ 181,280 of the outstanding bonds payable on October 31, 2003 using the fund from the Company’s capital injection (Note 1d). As a result, the balance of the deferred result of debts restructuring was credited to “ Other Expenses - Financing Cost” in 2003.

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate. The notes have a total face value of US$   300,000. The notes have B+ and B2 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively. The notes bear fixed interest rate at 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004. The notes will mature on November 5, 2010. The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008 at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp 1,500,000 and US$   447,500.

The amortization of notes issuance cost charged to operation s in 2004 amounted to   Rp 800.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 7 ..

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of           Rp   2,500,000 in Rp 50 denomination. The bonds have idAA+ and AA+ ratings from PT Pemeringkat Efek Indonesia (“Pefindo”) and PT Kasnic Credit Rating (“Kasnic”), respectively. The bonds consist of two series:

•

Series A bonds amounting to Rp 1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp 640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003

The bonds mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and the 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2010

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts (Note 1 6 and “Guaranteed Floating Rate Bonds” above).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operation s in 2004 amounted to Rp 1,065.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 7 ..

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp   1,075,000 in Rp 50 denomination. The bonds have an idAA+ (stable outlook) rating from Pefindo. The bonds consist of three series:

•

Series A bonds amounting to Rp 775,000 which bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003

•

Series B bonds amounting to Rp 200,000, which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp 100,000 which bear interest at the fixed rate of 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI , acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

 : Starting on February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

 : Starting on February 6, 2003 and every quarter thereafter up to November 6, 2032

Buy Option

 : February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017

2022 and 2027

Sell Option

 : February 6, 2003 and every quarter thereafter up toand November 6, 2017, 2022 and 2027

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA (Note 1 6 ).

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 7 ..

BONDS PAYABLE (continued)

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consist of two series, have a total face value of Rp   1,000,000 in Rp 50 denomination and mature on April 12, 2006. The bonds have an idAA+ (stable outlook) rating from Pefindo.

The Series A bonds amounting to Rp 827,200 bear interest at the fixed rate of 18.5% per annum for 5  years starting April 12, 2001. The Series B bonds amounting to Rp 172,800 bear interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%. The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its others creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds have been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp   175,000 in Rp 50 denomination and mature on November 6, 2007. The bonds have an idAA+ (stable outlook) rating from Pefindo.

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue, are as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 7 ..

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”) (continued)

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholder’s General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, shall pay quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Limited Bonds Issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds amounting to Rp 40,000. The limited bonds represent unsecured bonds which mature on June 2, 2006 and bear interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates are determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rates should have a maximum limit of 19% and a minimum limit of 11% per annum. Lintasarta pays interest on the bonds quarterly starting September 2, 2003.

On September 26, 2003, Lintasarta obtained approval from Niaga on the issuance of the limited bonds (Note 1 6 ).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 7 ..

BONDS PAYABLE (continued)

Convertible Bonds Issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held on March 21, 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp 25,300 or 37.5% of Lintasarta’s net income in 2001. Cash dividend paid on June 3, 2002 amounted to Rp 4,149 (net of tax). The remaining dividend is distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp 1,000,000 per share on the bonds’ maturity date on June 30, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 1 6 ).

The scheduled principal payments of all the bonds payable outstanding as of March 31, 2004 are as follows:

2004

2005

2006

2007

2008

Total

In U.S. dollar

Guaranteed Notes

Due 2010

In U.S. dollar

-

-

-

-

-

300,000

In equivalent rupiah

-

-

-

-

-

2, 576,100

In rupiah

First Indosat Bonds

-

-

1,000,000

-

-

1,000,000

Second Indosat Bonds

Series A and C *

-

-

-

875,000

-

875,000

Third Indosat Bonds

Series A**

-

-

-

-

1,860,000

1,860,000

Syari’ah Bonds

-

-

-

175,000

-

175,000

Limited Bonds

of Lintasarta

-

-

30,436

-

-

30,436

Convertible Bonds

of Lintasarta

-

-

-

6,106

-

6,106

Total

-

-

1,030,436

1,056,106

1,860,000

3,946,542

*  excluding Series B bonds which do not have specific maturity date due to the buy and sell option

** excluding Series B bonds which do not have specific maturity date due to the early settlement and buy-back option

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

1 8 ..

CAPITAL STOCK

The Company’s capital stock ownership as of March 31, 200 3 and 2004 is as follows:

2003

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

434,250,000

217,125

41.94

Government of the Republic

of Indonesia

155,324,999

77,662

15.00

Others (holding below 5% each)

445,925,000

222,963

43.06

Total

1,035,500,000

517,750

100.00

2004

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.94

Government of the Republic

of Indonesia

776,624,999

77,662

15.00

Others (holding below 5% each)

2,229,625,000

222,963

43.06

Total

5,177,500,000

517,750

100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) election and removal of executive directors; (ii) election and removal of commissioners; and (iii) amendments to the articles of association.

Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of Bapepam and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited (“STTC”), the sole  shareholder of ICL, for the sale of the Government’s 434,250,000 B shares (representing 41.94%  ownership interest) in the Company to ICL. The closing date of the transaction was        December 20, 2002.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

18.

CAPITAL STOCK (continued)

Based on a letter from STT to the Chairman of Bapepam which was prepared in accordance with Bapepam Regulations No. IX.H.1, “Open Company Takeover”, and No. X.M.1, “Disclosure Requirements for Certain Shareholders”, STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM the following matters, among others:

•

Based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company’s shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

•

STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

•

The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the articles of association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

At the Company’s Stockholders’ Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company’s articles of association relating to, among others, the right of the “A” share to appoint only one director and one commissioner of the Company.

Based on a letter from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged all of its B Shares as collateral for a loan facility obtained by STTC from third parties.

Based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004,  the Stockholders approved, among others, to:

•

Split the nominal value of the Company’s A share and B shares from Rp 500 to Rp 100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares

•

Reclassify  four A shares resulting from the stock split to B shares

In connection with the stock split, on March 18, 2004, the Company obtained approval from the Bank of New York as depositary for shares traded in New York Stock Exchange to change the ratio of shares represented by each ADS (American Depositary Share) from 10 shares to 50 shares (Note 1b).

19.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 51,775,000 Company B shares in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp 500 per share by implementing Bapepam Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”).

The closing price for ESOP Phase I is the average closing price of Rp 8,708 (in full amount) of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

19 ..

STOCK OPTIONS (continued)

The exercise price (in full amount) for ESOP Phase I is Rp 7,837 (90% of the closing price). However, based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to change the exercise price of ESOP phase 1 from         Rp 7,837.2 to Rp 1,567.4 and increase the number of options by 5 times.

The exercise price for ESOP Phase II will be determined at the Company’s Annual Stockholders’ General Meeting in 2004.

The ESOP will be distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 25,887,500 share options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 25,887,500 share options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

As of December 31, 2003, the fair value of the stock options provided under ESOP Phase I amounted to Rp   59,541, computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Risk-free interest rate

10.00%

Expected dividend yield

4.36%

Expected volatility

36.50%

Expected option period

2 years

As of March 31, 2004, t he Company recognized the proportionate three months’ compensation expense relating to ESOP Phase I amounting to Rp 14,887 as part of “ Operating Expenses - Personnel ” (Note 23).

20.

OPERATING REVENUES - CELLULAR

This account consists of:

2003

2004

Usage charges

681,806

1,082,620

Features

196,289

395,405

Interconnection income

117,471

182,497

Connection fee

19,325

31,947

Monthly subscription charges

29,864

28,863

Others

8,480

259

Total

1,053,236

1,721,591

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 1 ..

OPERATING REVENUES - INTERNATIONAL CALLS

The “Operating Revenues - International Calls” account represents the Company’s and Satelindo’s share of revenue from the following:

2003

2004

Incoming calls

267,939

239,677

Outgoing calls

247,848

200,331

Total

515,787

440,008

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 2 ..

OPERATING REVENUES - MIDI

This account consists of:

200 3

200 4

Related parties

World link and direct link

17,319

37,190

Frame net

22,520

20,575

Satellite lease

45,468

10,713

Packet net

5,520

9,002

Digital data network

-

6,539

Leased line

16,529

2,686

Internet

5,388

202

Others

1,500

3,613

114,243

90,520

Third parties

World link and direct link

97,779

67,177

Frame net

48,376

62,032

Internet

36,145

49,824

Satellite lease

-

29,059

Digital data network

-

10,224

Leased line

-

6,696

Application services

9,715

6,474

Voice over Internet Protocol (“VoIP”)

3,841

2,430

TV link

3,329

2,348

Packet net

4,476

2,324

Others

3,743

18,731

207,403

257,319

Total

321,647

347,839

Operating revenues from satellite lease are pledged as collateral for long-term debts obtained and bonds issued by Satelindo (Notes 1 6 and 1 7 ).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 3 ..

OPERATING EXPENSES - PERSONNEL

Total personnel costs for 200 3 and 2004 amounting to Rp 159,589 and Rp 283,209, repectively.

The total personnel costs in 2004 also include   ESOP compensation expense amounting to Rp 14,887   (Note 19 ).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 4 ..

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

2003

2004

Telkom

153,597

140,970

Other telecommunications carriers and

service providers

18,512

4,439

Total

172,109

145,409

The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

Interconnection relates to the expenses for the interconnection between each of the Company’s, Satelindo’s and IM3’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 2 8 ). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 2 8 and 3 5 ). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 5 ..

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2003

2004

Provision for doubtful accounts

40,364

35,012

Rent

3,823

21,104

Travel

13,755

18,318

Communications

7,491

11,785

Office supplies and stationery

5,510

8,459

Insurance

1,424

7,709

Training, education and research

7,204

5,311

Utilities

4,326

5,245

Catering

4,268

5,220

Professional fees

3,124

4,631

Public relations

862

3,132

Others

6,107

9,361

Total

98,258

135,287

2 6 ..

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2003

2004

Radio frequency license

71,269

87,591

Cost of SIM cards and pulse reload vouchers

29,727

69,477

Rent

9,486

34,056

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

Concession fee

23,431

27,817

Communications network

15,842

22,135

Cost of software sold

12,492

21,847

Utilities

14,908

17,787

Insurance

13,234

10,405

Others

44,277

34,235

Total

234,666

325,350

2 7 ..

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most

27.

PENSION PLAN (continued)

recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salary to the plans and the above companies contribute any remaining amount required to fund their respective plans. These companies recognize the prior service cost of pension benefit over the estimated average remaining service periods of the employees based on actuarial computations, in accordance with SAK 24.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed. Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp 355,000, which was paid on due dates.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

Profit sharing provided by Jiwasraya to Satelindo if the average annual interest rate of time deposits of government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants’ retirement benefit.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp 20,433 for additional pension benefit which will be received by the directors when they retire.

The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

Discount rate

10%

Expected return on plan assets

7.5%

Annual rate of increase in compensation

6 - 9%

27.

PENSION PLAN (continued)

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo, assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries while the Company and Satelindo do not contribute to the plans. The plan assets are being administered and managed by eight financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

The Companies also provided accrual for termination, gratuity and compensation benefits of employees. Such accrual was estimated on the basis of the provisions of the Ministry of Manpower Decree No. KEP-150/Men/2000 (“KEP-150”) dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. However, some provisions of KEP-150 were revoked by Labor Law No.13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this law at the minimum. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 8 ..

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

Percentage to Total Assets/Liabilities (%)

200 3

200 4

200 3

200 4

Cash and cash equivalents

State-owned banks (Note 4)

  1,798,447

2,255,171

      8.09

8.36

Accounts receivable - trade

Telkom

442,922

449,281

1.99

1.67

Telkomsel

221,600

198,494

1.00

0.74

StarHub Pte. Ltd., Singapore

10,297

13,245

0.05

0.05

PT Pos Indonesia

7,766

10,565

0.04

0.04

PT Infokom Elektrindo

8,554

10,461

0.03

0.04

Belgacom S.A. De Droit Publique

-

7,809

-

0.03

Singapore Telecommunications

(“SingTel”), Singapore

10,238

6,519

0.05

0.02

PT Citra Sari Makmur (“CSM”)

3,081

4,922

0.01

0.02

Koperasi Indosat

-

3,815

-

0.01

PSN

1,522

3,347

0.01

0.01

Optus Communication Pty Ltd

-

2,663

-

0.01

PT Mobile Selular Indonesia (“Mobisel”)

2,256

1,053

0.01

0.00

Ministry of Communications

25,903

-

0.12

-

State-owned banks

11,624

-

0.05

-

Others

25,637

71,697

0.11

0.27

Total

771,400

783,871

3.47

2.91

Less allowance for doubtful

accounts

145,910

154,545

0.66

0.58

Net

625,490

629,326

2.81

2.33

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

28.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

Percentage to Total Assets/Liabilities (%)

2003

2004

2003

2004

Prepaid expenses

Jiwasraya

14,008

12,661

0.06

0.05

Ministry of Communications

5,871

-

0.03

-

Pemda DKI Jakarta

1,845

-

0.01

-

Others

53,663

3,137

0.24

0.01

Total

75,387

15,798

0.34

0.06

Other current assets

State-owned banks

3,572

2,257

0.02

0.01

Long-term prepaid pension

Jiwasraya

286,240

236,344

1.29

0.88

Non-current assets - others

State-owned banks

85,101

50,646

0.38

0.19

Telkom

28,522

-

0.13

-

Pemda DKI Jakarta

1,551

-

0.01

-

Others

57,688

5,246

0.26

0.02

Total

172,862

55,892

0.78

0.21

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 8 ..

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

Percentage to Total Assets/Liabilities (%)

2003

2004

2003

2004

Short-term loan

Mandiri

-

3,524

0.00

0.01

Accounts payable - trade

Optus Mobile Pty Ltd

-

7,256

0.00

0.00

Telkomsel

2,869

-

0.01

0.03

Others

5,080

9,272

0.03

0.03

Total

7,949

16,528

0.04

0.06

Long-term debt (including current

maturities)

State-owned banks

1,998,100

1,008,416

9.00

3.74

Government of the Republic of

Indonesia

5,241

-

0.02

0.00

Others

396

-

0.00

0.00

Total

2,003,737

1,008,416

9.02

3.74

Percentage to Respective

Amount

Income or Expenses (%)

2003

2004

2003

2004

Operating revenues

Telkom

442,177

447,413

23.32

17.77

Telkomsel

113,786

156,220

6.00

6.20

Belgacom S.A. De Droit Publique

-

11,339

-

0.45

LKBN Antara

3,604

3,918

0.19

0.16

PSN

1,694

1,841

0.09

0.07

PT Angkasa Pura

1,044

1,194

0.06

0.05

PT Citra Sari Makmur (“CSM”)

1,228

1,150

0.06

0.05

Singapore Telecommunications

(“SingTel”), Singapore

-

1,140

-

0.05

PT Garuda Indonesia

969

325

0.05

0.01

State-owned banks

33,103

-

1.75

-

PT Sistelindo

3,833

-

0.20

-

Ministry of Communications

3,790

-

0.20

-

PT Elektrindo Nusantara

3,454

-

0.18

-

PT Mobile Selular Indonesia (“Mobisel”)

392

-

0.02

-

PT Pos Indonesia

27

-

-

-

Others

28,969

19,441

1.53

0.76

Total

638,070

643,981

33.65

25.57

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 8 ..

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

The following are the significant agreements/transactions with related parties:

a.

State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company and Sisindosat also obtained loans from Mandiri and BNI (Note 1 6 ).

b.

Telkom

(1)

a.

International telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•

Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•

The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•

Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo have to pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp 41 per record of outgoing call up to December 31, 2001 and       Rp   82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (Note 2 4 ).

•

The compensation arrangement for the services provided is based on interconnection tariffs (Note 3 4 ) determined by the Ministry of Communications.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.

Cellular Services

Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers  to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications  (Note 34).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

28.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(2)

In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$ 40,000 less Rp 43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price. In 2001, Satelindo fully paid the balance due.

 (3) In 1998, Lintasarta entered into a cooperation agreement with Telkom regarding the use and supply of telecommunication facility. Lintasarta agreed to rent a Digital Transmission Channel Network from Telkom until August 2002.    Upon its expiration, the agreement was not extended.

(1)

 (4) In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for US$ 1,800 a year. Based on an amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of a transponder. Lintasarta has to pay US$   2,250 a year from May 1, 2000 up to September 30, 2002. Based on the amendment of the agreement, the lease period has been extended to September 30, 2005. Lintasarta has to pay Rp   4,781 for the transponder leased from October 1 up to December 31, 2002 and US$   2,250 a year from January 1, 2003 up to September 30, 2005. Transponder lease expense charged to operations   is presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

c.

Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement which provides the following:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s  international gateway exchanges.

•

Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

28.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

d.

PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of       US$   323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

e.

APE

In 2000, Lintasarta entered into a Right of Use Agreement covering partial capacity of data communication equipment owned by APE, an associated company. The agreement became effective starting on April 5, 2001 until 5 years thereafter. Based on the agreement, the Company is obliged to pay US$   628 in advance. The balance of the unamortized right of use as of      December 31, 2001 was Rp 5,346. Effective January 2, 2002, this right of use was transferred back to APE under a share compensation scheme (Note 1d).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

f.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees. The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel   are presented as part of “Due from Related Parties”, while those given to non-key management personnel   are presented as part of “Accounts Receivable - Others” for the current portion   and as “Long-term Receivables” for the long-term portion.

g.

Koperasi Pegawai Indosat (“Kopindosat”)

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house, and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

28.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

As of   March 31, 2003 and 200 4 , Kopindosat has investments in the following entities:

Equity Interest (%)

200 3

200 4

PT Puri Perkasa Farmindo

95.00

95.00

PT Duta Sukses Utama

90.00

90.00

PT Mutiara Data Caraka Lintas

15.00

15.00

Lintasarta

0.66

0.66

Sisindosat

1.75

0.53

IMM

0.50

0.50

PT Graha Informatika Nusantara

19.39

-

PT Bangtelindo

1.60

-

IM3

0.06

-

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

h.

GLP

In 1997, GLP (an associated company) issued a promissory note amounting to US$ 10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note was secured by a corporate guarantee issued by Sisindosat.

As a result of the economic condition in Indonesia (Note 3 8 ), GLP could no longer pay the note. As guarantor, Sisindosat had become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaulted in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat’s guarantee was released.

Sisindosat provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2001 and 2002, after considering GLP’s financial position.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

28.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

i.

YTC

IMM provided long-term loans to YTC relating to the construction of YTC’s office building and the purchase of its land and studio equipment. The loans are collateralized by a part of the property and equipment and shares of YTC. Considering YTC’s financial position, IMM has provided an allowance to cover possible losses from uncollectible loans amounting to Rp 23,412 as of March 31, 2003 and 2004.

j.

Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plan.

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

SingTel

Affiliate

Operating revenues - cellular and

international calls

2.

Ministry of Communications

Government agency

Operating revenues - MIDI and

concession fee

3.

StarHub Pte. Ltd.

Affiliate

Operating revenues -

        international calls

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

28.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

7.

Cable & Wireless Optus

Affiliate

Operating revenues - cellular and

international calls

8.

PT Pos Indonesia

Affiliate

Operating revenues - MIDI

9.

CSM

Affiliate

Operating revenues - MIDI

1.

Mobisel

Affiliate

Operating revenues - cellular and

international calls

2.

PT Telekomindo Selular Raya

Affiliate

Operating revenues - cellular

3.

Pemda DKI Jakarta

Government agency

Compensation for

telecommunication towers

operations

4.

EDI

Associated company

Sale of property and equipment

5.

Kalimaya

Associated company

Interest-bearing loan

6.

YIMM

Associated company

Interest-bearing loan

7.

UGBDN

Affiliate

Rent expense

8.

Comnet

Affiliate

Other cost of services - rent of

transmission channel

9.

Perusahaan Jawatan Televisi

Republik Indonesia

Affiliate

Operating revenues - MIDI and

marketing expenses

(advertising)

10.

Government of the Republic of

Dividend payable and

Indonesia

Stockholder

interest-bearing loan

1.

PT Infokom Elektrindo

Affiliate

Operating revenues - cellular,

international calls and MIDI

1.

Sistelindo

Associated company

Operating revenues - MIDI

2.

PT Angkasa Pura

Affiliate

Operating revenues - MIDI

3.

Advance Info Service

Public Co.

Affiliate

Operating revenues - MIDI

4.

Lembaga Kantor Berita

Negara Antara

Affiliate

Operating revenues - MIDI

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

2 8 ..

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

5.

PT Garuda Indonesia

Affiliate

Operating revenues - MIDI

6.

PT Napsindo Primatel

Operating revenues - cellular and

International

Affiliate

international calls

7.

Kantor Pos dan Giro Besar I

Affiliate

Mailing expense

8.

Patrakomindo

Affiliate

Operating revenues – MIDI

29.

DERIVATIVE INSTRUMENTS

a.

On January 20, 2004, the Company entered into a foreign currency swap contract with Goldman Sachs Capital Markets, L.P to hedge its foreign currency loan. Under the terms of contract, the Company swaps a total of Rp 419,400 for US$ 50,000 minus Contingent Notional. This contract will terminate on October 30, 2010. As of March 31, 2004, the fair value of this foreign currency swap is shown as part of derivative liability in balance sheet.

b.

On February 10, 2004, the Company entered into an interest rate swap agreement with Barclays Bank PLC to exchange, at the 5th of May and November in each year starting from May 5, 2004, the difference between the Company’s fixed pay rate of 7.75% per annum and the floating pay rate of 6-month US dollar LIBOR plus 0.45% per annum. The notional amount of this contract is US 50,000. This agreement will terminate on November 5, 2010. As of March 31, 2004, the fair value of this interest rate swap is shown as derivative asset in balance sheet.

c.

On February 20, 2004, the Company entered a foreign currency swap contract with Goldman Sachs Capital Markets, L.P to hedge its foreign currency loan. Under the terms of contract, the Company swaps a total of Rp 210,000 for US$ 25,000 minus Contingent Notional. This contract will terminate on October 30, 2010. As of March 31, 2004, the fair value of this foreign currency swap is shown as part of derivative liability in balance sheet.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

30 ..

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

200 3

200 4

   Numerator for basic and diluted earnings

per share

53,758

556,413

   Denominator

Denominator for basic earning per share:

Weigh t ed-average number of shares

outstanding during the year

1,035,500,000

1,035,500,000

Effect of stock split (Note 18)

4,142,000,000

4,142,000,000

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

Denominator for basic earnings per

s hare - adjusted weigh t ed-average

shares after effect of stock split

5,177,500,000

5,177,500,000

Effect of dilutive ESOP (Note 19)

-

13,055,809

Denominator for diluted earnings per share

5,177,500,000

5,190,555,809

   Basic earnings per share

10.38

107.47

   Diluted earnings per share

10.38

107.20

31.

COMMITMENTS AND CONTINGENCY

a.

As of March 31, 2004, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to US$ 184,554 and         Rp 423,106.

The significant commitments on capital expenditures are as follows:

•

On June 14, 2002, IM3 entered into an agreement with Ericsson for the latter to procure the infrastructure and installation of GSM 1800 - 1st improvement, 2nd improvement, and 3rd improvement for contract amounts of Rp 98,288 and US$ 95,367. On March 19, 2003, IM3 and Ericsson amended the contract prices to Rp 98,680 and US$ 94,617. On October 2, 2003, IM3 and Ericsson further amended the contract price to Rp 98,156 and US$ 94,626. As of       March 31, 2004, IM3 has paid Rp 53,143 and US$ 87,849 to Ericsson, unpaid billings amounted to Rp 44,116 and US$ 5,780 and the balances of the commitments for these contracts amounted to Rp 897 and US$ 997.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3 1 ..

COMMITMENTS AND CONTINGENCY (continued)

•

On November 5, 2003, IM3 entered into an agreement with Nokia for the latter to enhance the radio network in East Java for contract amounts of Rp 61,761 and US$ 43,074. As of        March 31, 2004 , IM3 has paid Rp 5,598 and US$ 4,597 to Nokia and the balances of the commitments for these contracts amounted to Rp 38,477 and US$ 47,970.

•

On May 16, 2002, Satelindo entered into a Frame Agreement on GSM Equipment with Alcatel CIT and PT Alcatel Indonesia (“Alcatel”) whereby Satelindo signified its interest in purchasing from Alcatel certain software applications and new operating capability in the 1800 Mhz frequency band and in expanding its customer services to encompass GPRS technology.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

This agreement was subsequently amended by Addendum No. 1 to the Frame Agreement on GSM Equipment and Addendum No. 2 to the Frame Agreement on GSM Equipment dated March 6, 2003 and June 6, 2003, respectively, covering GSM Network Expansion Roll-out 2003 Program and Network Modernization Program for Jabotabek for contract amounts totaling US$ 133,505.

As of March 31, 2004 , Satelindo has issued several POs which relate to the purchase commitments under this agreement and its amendments. The POs that have not been served amount to US$ 20,323   and Rp 17,681 as of March 31, 2004.

•

On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network (“PLMN”) Agreement whereby Satelindo decided to procure a GSM PLMN in order to fulfill its operational requirements and appointed Siemens AG to design, manufacture, deliver, install and commission a system in defined regions of Indonesia.

This agreement was subsequently amended by Amendment I to GSM PLMN Agreement, Amendment II to GSM PLMN Agreement, Side Letter No. 1 to Amendment II to GSM P LMN Agreement, and Amendment III to GSM PLMN Agreement dated March 28, 2002, January 15, 2003, June 6, 2003 and June 6, 2003, respectively, covering Southern Sumat e ra Enhancement Project (“SSEP”), two phases of Roll-out 2003 and S witching S ubsystem E xpansion P roject for contract amounts totaling US$ 66,182 and an additional amount based on the future actual growth of Satelindo’s cellular subscribers (“pay-as-you-grow scheme”).

As of March 31, 2004, Satelindo has issued several POs which relate to the purchase commitment under this agreement and its amendments. The POs that have not been served amount to US$ 50,086 as of March 31, 2004.

•

On February 6, 2004, the Company and ZTE entered into an agreement for procurement and construction of infrastructure for CDMA 2000 – 1X and installation of Micro Radio Network  of CDMA 2000 – 1X in Jabotabek and East Java areas with the total contract amount of             Rp 37,388 and US$ 45,414.

As of March 31, 2004, the Pos that have not been served amounted to Rp 37,388 and          US$ 5,605.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

31.

COMMITMENTS AND CONTINGENCY (continued)

b ..

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company’s

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

books. However, the Company manages these funds in separate accounts. As of March 31, 2004, the balance of the funds (including interest earned) amounted to US$ 35,693. Besides the funds from the sale of IRU, the members of the consortium also receive their share of the interest earned by the above funds.

c ..

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp 20,633 and Rp   38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, MOF, through its letter No. S-627 8 /LK/2003, refused to reconsider its decision. Also based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been changed from Rp 38,096 to Rp 42,902.

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

The Company did not accrue any penalties on the dividends because, in the opinion of the Company’s legal counsels, the MOF had no strong basis to impose the penalties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3 2 ..

DEBTS RESTRUCTURING

a.

On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed the MRA between itself and its lenders. The carrying amount of the long-term debts amounted to      US$   448,042 as of May 30, 2000. The difference amounting to US$ 14,102 between the carrying amount of the long-term debts and the total future payments of principal had been deferred and intended to be offset against future interest expense on the debts since the total payments of principal and interest over the remaining term of the debts exceeded the carrying amount of the long-term debts.

The significant terms and conditions of Satelindo’s debts pursuant to the provisions of the MRA were as follows (Note 16):

1.

Ex - IBRA Term Loan

Lender

IBRA

Principal

US$ 65,402

Interest

LIBOR plus 2.5%

2.

Term Loan with IntesaBci S.p.A (refer to Note 1 6 g)

Facility Agent

IntesaBci S.p.A, Singapore Branch

Principal

US$ 45,640

Interest

LIBOR plus 2.5%

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3.

GECA Credit

Lead Manager

Commerzbank AG, Frankfurt am Main

Principal

US$ 108,008

Interest

2000 - 2003

: LIBOR plus 2.5%

2004

: LIBOR plus 4.5%

2005

: LIBOR plus 5.0%

2006

: LIBOR plus 5.5%

4.

Guaranteed Floating Rate Bonds

Trustee

The Bank of New York

Principal

US$ 214,890

Interest

2000 - 2003

: LIBOR plus 2.5%

2004

: LIBOR plus 4.5%

2005

: LIBOR plus 5.0%

2006

:

LIBOR plus 5.5%

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

32.

DEBTS RESTRUCTURING (continued)

Under the MRA, the repayment (in U.S. dollar) of the loans had been scheduled as follows:

     Guaranteed

Floating Rate

   Ex - IBRA

IntesaBci S.p.A

 GECA Credit

  Bonds

Total

June 30, 2000

3,000

2,282

-

-

5,282

December 31, 2000

3,000

2,282

-

-

5,282

June 30, 2001

3,000

2,282

-

-

5,282

December 31, 2001

3,000

2,282

-

-

5,282

June 30, 2002

12,200

9,128

-

-

21,328

December 31, 2002

12,200

9,128

-

-

21,328

June 30, 2003

14,500

9,128

-

-

23,628

December 31, 2003

14,502

9,128

-

-

23,630

April 30, 2004

-

-

18,001

-

18,001

October 31, 2004

-

-

18,001

-

18,001

December 31, 2004

-

-

-

71,630

71,630

April 30, 2005

-

-

18,001

-

18,001

October 31, 2005

-

-

18,002

-

18,002

December 31, 2005

-

-

-

71,630

71,630

April 30, 2006

-

-

18,001

-

18,001

October 31, 2006

-

-

18,002

-

18,002

December 31, 2006

-

-

-

71,630

71,630

Total

65,402

45,640

108,008

214,890

433,940

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

The MRA included provisions for mandatory prepayment (under certain conditions) and voluntary prepayments. On July 28, 2002, Satelindo made mandatory prepayments amounting to             US$ 56,250, which included accrued interest. On October 31, 2003, Satelindo repaid all the loans under the MRA (Note 16).

b.

Debt Facility with Alcatel CIT and Enkomindo

In addition to the four loans above, Satelindo also converted a payable to Alcatel CIT and Enkomindo into a long-term debt facility, with details as follows:

Lender

Alcatel CIT and Enkomindo

Principal

US$ 116,000

Interest

2000 - 2003

: LIBOR plus 2.50%

2004

: LIBOR plus 4.50%

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

32.

DEBTS RESTRUCTURING (continued)

The regular repayment (in U.S. dollar) of this debt facility had been scheduled as follows:

Amount

March 31, 2000

11,600

September 30, 2000

11,600

March 31, 2001

11,600

September 30, 2001

11,600

March 31, 2002

11,600

September 30, 2002

11,600

March 31, 2003

11,600

September 30, 2003

11,600

March 31, 2004

11,600

September 30, 2004

11,600

Total

116,000

On October 31, 2003, Satelindo fully repaid this debt.

3 3 ..

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as  collection rates, are established in a decision letter of the Ministry of Communications, which rate  is generally higher than the accounting rate. During the period 1996 to 1998, the Ministry of  Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

33.

TARIFF SYSTEM (continued)

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp 200,000 per new connection number. The maximum tariff for monthly charges is Rp   65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged for “origin” cellular is Rp 325/minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp 1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3 4 ..

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between other domestic PSTNs.

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp 850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp 550 per paid minute

Duration of successful outgoing

and incoming calls

Universal Service Obligation (“USO”)

Rp 750 per call

Number of successful outgoing

and incoming calls

For a ten-year period effective January 1, 1995, the Company is exempted from the obligation to pay USO to Telkom.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

b.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls. For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3 4 ..

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

b.

Between cellular telecommunications network and domestic PSTN (continued)

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

c.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

d.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to March 31, 2004   , as agreed mutually with the cellular telecommunications operators, Satelindo and the Company still applied the original contractual sharing agreements regarding the interconnection tariffs (   Note 3 5 ).

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3 4 ..

INTERCONNECTION TARIFFS (continued)

e.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

3 5 ..

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and PT Komunikasi Selular Indonesia or “Komselindo”. The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunication operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short messages services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

As of March 31, 2004   , there have been neither extensions nor terminations upon the expiration of the agreements. The Company, Satelindo and IM3 and the above operators still continue their business under the agreements by applying the original compensation formula.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3 6 ..

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of    March 31, 2004   (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

258,096

2,216,270

Accounts receivable - trade

106,133

911,364

Other current assets

1,642

14,100

Non-current assets - others

3,031

26,027

Total assets

368,902

3,167,761

Liabilities:

Short-term loan

1,083

9,300

Accounts payable - trade

4,924

42,282

Procurement payable

199,041

1,709,165

Other current liabilities

1,713

14,710

Bonds payable

300,000

2,576,100

Other non-current liabilities

391

3,358

Total liabilities

507,152

4,354,315

Net liabilities position

138,250

1,187,154

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

3 7 ..

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: international calls, cellular and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only, so no geographical information on segments is presented.

Inter-segment pricing is determined on an arm’s length basis.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3 7 ..

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows:

Major Segments

International

Other

Segment

Cellular

 Calls

 MIDI

  Services

  Total

200 3

Revenues

Revenues from external

customers

1, 053,236

515,787

321,647

1 1,983

1,902,653

Inter-segment revenues

1 39,096

29,279

26,771

3,078

198,224

Total revenues

1, 192,332

545,066

348,418

1 5,061

2,100,877

Inter-segment revenues

elimination

(1 39,096

)

( 29,279

)

( 26,771

)

( 3,078

)

(1 98,224

)

Revenues - net

1, 053,236

515,787

321,647

1 1,983

1,902,653

Income

Operating income (loss)

103,778

379,023

69,624

(10,822

)

541,603

Interest income

46,544

Gain on foreign exchange - net

16,487

Equity in net income of

associated companies

27,057

Income tax expense - net

( 160,205

)

Financing cost

( 225,080

)

Amortization of goodwill

( 209,314

)

Others - net

25,268

Income before minority interest

62,360

Other Information

Segment assets

13,973,424

2,547,370

2,845,091

130,203

1 9,496,088

Unallocated assets

14, 216,789

Inter-segment assets elimination

( 11,490,403

)

Assets - net

22, 222,474

Segment liabilities

5,847,030

1,023,057

602,938

27,049

7, 500,074

Unallocated liabilities

4, 139,445

Inter-segment liabilities elimination

(74,390

)

Liabilities - net

11, 565,129

Capital expenditure

670,728

6,827

85,931

9,887

773,373

Depreciation and amortization

378,277

41,825

70,608

776

491,486

These consolidated financial statements are originally issued in Indonesian language.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 200 3 and 200 4

(Expressed in millions of rupiah and thousands of U.S. dollars,

except share and tariff data)

3 7 ..

SEGMENT INFORMATION (continued)

Major Segments

International

Other

Segment

Cellular

 Calls

 MIDI

  Services

  Total

200 4

Revenues

Revenues from external

customers

1,721,591

440,008

347,839

8,744

2,518,182

Inter-segment revenues

19,793

3,432

35,579

6,884

65,688

Total revenues

1,741,384

443,440

383,418

15,628

2,583,870

Inter-segment revenues

elimination

(19,793

)

(3,432

)

(35,579

)

(6,884

)

(65,688

)

Revenues - net

1,721,591

440,008

347,839

8,744

2,518,182

Income

Operating income (loss)

579,062

147,998

53,440

202

780,702

Interest income

28,683

Gain on foreign exchange - net

7,202

Equity in net income of

associated companies

1,510

Income tax expense - net

(226,380

)

Financing cost

(299,573

)

Amortization of goodwill

(56,587

)

 Others - net

328,165

Income before minority interest

563,722

Other Information

Segment assets

16,257,562

1,677,698

2,176,482

158,277

20,270,019

Unallocated assets

11,775,784

Inter-segment assets elimination

(5,082,520

)

Assets - net

26,963,283

Segment liabilities

           9,232,834

     749,179

639,985

54,989

10,676,987

Unallocated liabilities

7,629,271

Inter-segment liabilities elimination

(4,252,826

)

Liabilities - net

14,053,432

Capital expenditure

718,554

  82,876

94,665

971

897,066

Depreciation and amortization

469,022

54,095

74,456

1,165

598,738

38.

ECONOMIC CONDITIONS

The operations of the Company have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary action being undertaken by the Government and others, actions that are beyond the control of the Company.

39.

SUBSEQUENT EVENTS

a.

On April 20, 2004, the Company agreed to exchange its 5% shares in PT Datakom Asia with 5% shares in PT Broadband Multimedia for the amount of Rp 50,000.

As of April 27, 2004, the average buying and selling rate of bank notes published by Bank Indonesia is Rp 8,617 to US$1, while as of March 31, 2004, the average buying and selling rate was Rp 8,587 to US$1. On the basis of the rate as of April 27, 2004, the Companies incurred foreign exchange loss amounting to approximately Rp 4,147 on the foreign currency liabilities, net of foreign currency assets, as of March 31, 2004 (Note 36).

40.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2003 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2004 consolidated financial statements and Decision Letter No. KEP-06/PM/2000, dated March 13, 2000 of Bapepam in connection with the amendment of regulation No. VIII.G.7 regarding the guidelines on the presentation of financial statements and Circular Letter No. SE-02/PM/2002, dated December 27, 2002 of the Bapepam Chairman regarding the guidelines on the presentation and disclosure of registrant’s or public company’s financial statements:

As Previously Reported

As Reclassified

Amount

2003

Accounts receivable - others -

Due from related parties

35,186

related parties

Prepaid taxes and expenses

Prepaid taxes

460,261

Prepaid expenses

146,029

Operating expenses -

Operating expenses -

administration and general

personnel

8,278

Other income (expenses) -

financing cost

140

Other income (expense) -

amortization of goodwill

Operating expense - depreciation and

amortization

29,872

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//